                            Management Discussion & Analysis
Management of Algonquin Power & Utilities Corp. (“AQN” or the “Company” or the “Corporation”) has prepared the following discussion and analysis to provide information to assist its securityholders’ understanding of the financial results for the three and nine months ended September 30, 2023. This Management Discussion & Analysis (“MD&A”) should be read in conjunction with AQN’s unaudited interim consolidated financial statements for the three and nine months ended September 30, 2023 and 2022. This MD&A should also be read in conjunction with AQN's annual consolidated financial statements for the years ended December 31, 2022 and 2021. This material is available on SEDAR+ at www.sedarplus.com, on EDGAR at www.sec.gov/edgar, and on the AQN website at www.AlgonquinPowerandUtilities.com. Additional information about AQN, including the most recent Annual Information Form (“AIF”), can be found on SEDAR+ at www.sedarplus.com and on EDGAR at www.sec.gov/edgar.
Unless otherwise indicated, financial information provided for the three and nine months ended September 30, 2023 and 2022 has been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”). As a result, the Company's financial information may not be comparable with financial information of other Canadian companies that provide financial information on another basis.
All monetary amounts are in U.S. dollars, except where otherwise noted. We denote any amounts denominated in Canadian dollars with "C$" immediately prior to the stated amount. Certain amounts in this MD&A may not total due to rounding.
Capitalized terms used herein and not otherwise defined have the meanings assigned to them in the Company's most recent AIF.
Unless noted otherwise, this MD&A is based on information available to management as of November 10, 2023.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	1

Caution Concerning Forward-Looking Statements and Forward-Looking Information
This document may contain statements that constitute "forward-looking information" within the meaning of applicable securities laws in each of the provinces and territories of Canada and the respective policies, regulations and rules under such laws or "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). The words "aims", “anticipates”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “intends”, “may”, “might”, “plans”, “projects”, “schedule”, “should”, “will”, “would”, "seeks", "strives", "targets" (and grammatical variations of such terms) and similar expressions are often intended to identify forward-looking information, although not all forward-looking information contains these identifying words. Specific forward-looking information in this document includes, but is not limited to, statements relating to: expected future growth, earnings and results of operations; the sale of the Corporation's renewable energy business and the anticipated impact thereof on the Corporation; liquidity, capital resources and operational requirements; sources of funding, including adequacy and availability of credit facilities, cash flows from operations, capital markets financing, and asset recycling or asset sales initiatives; ongoing and planned acquisitions, dispositions, projects, initiatives or other transactions, including expectations regarding timing, costs, proceeds, financing, results, ownership structures, regulatory matters, in-service dates and completion dates; financing plans, including the Company's expectation that it will not undertake any new common equity financing through the end of 2024; expectations regarding future macroeconomic conditions; expectations regarding the Company's corporate development activities and the results thereof; expectations regarding regulatory hearings, motions, filings, appeals and approvals, including rate reviews, and the timing, impacts and outcomes thereof; expectations regarding the exercise of the Company's purchase option in respect of the remaining 50% interests in the Sandy Ridge II and Shady Oaks II Wind Facilities; expectations regarding the securitization of $290.4 million of expenses at the Empire Electric System; expectations regarding the redemption of outstanding notes; expected future generation, capacity and production of the Company’s energy facilities; expectations regarding future capital investments, including expected timing, investment plans, sources of funds and impacts; expectations regarding the outcome of legal claims and disputes; strategy and goals; dividends to shareholders, including expectations regarding the sustainability thereof and the Company's ability to achieve its targeted annual dividend payout ratio; expectations regarding future "greening the fleet" initiatives; credit ratings and equity credit from rating agencies, including expectations regarding the resolution of rating watches related to the intended sale of the Corporation’s renewable energy business; expectations regarding debt repayment and refinancing; the future impact on the Company of actual or proposed laws, regulations and rules; the expected impact of changes in customer usage on the Regulated Services Group’s revenue; accounting estimates; interest rates, including the anticipated effect of an increase thereof; the implementation of new technology systems and infrastructure, including the expected timing thereof; financing costs; and currency exchange rates. All forward-looking information is given pursuant to the “safe harbour” provisions of applicable securities legislation.
The forecasts and projections that make up the forward-looking information contained herein are based on certain factors or assumptions which include, but are not limited to: the receipt of applicable regulatory approvals and requested rate decisions; the absence of material adverse regulatory decisions being received and the expectation of regulatory stability; the absence of any material equipment breakdown or failure; availability of financing (including tax equity financing and self-monetization transactions for U.S. federal tax credits) on commercially reasonable terms and the stability of credit ratings of the Corporation and its subsidiaries; the absence of unexpected material liabilities or uninsured losses; the continued availability of commodity supplies and stability of commodity prices; the absence of interest rate increases or significant currency exchange rate fluctuations; the absence of significant operational, financial or supply chain disruptions or liability, including relating to import controls and tariffs; the continued ability to maintain systems and facilities to ensure their continued performance; the absence of a severe and prolonged downturn in general economic, credit, social or market conditions; the successful and timely development and construction of new projects; the closing of pending acquisitions substantially in accordance with the expected timing for such acquisitions; the absence of capital project or financing cost overruns; sufficient liquidity and capital resources; the continuation of long term weather patterns and trends; the absence of significant counterparty defaults; the continued competitiveness of electricity pricing when compared with alternative sources of energy; the realization of the anticipated benefits of the Corporation’s acquisitions and joint ventures; the absence of a change in applicable laws, political conditions, public policies and directions by governments materially negatively affecting the Corporation; the ability to obtain and maintain licenses and permits; maintenance of adequate insurance coverage; the absence of material fluctuations in market energy prices; the absence of material disputes with taxation authorities or changes to applicable tax laws; continued maintenance of information technology infrastructure and the absence of a material breach of cybersecurity; the successful implementation of new information technology systems and infrastructure; favourable relations with external stakeholders; favourable labour relations; that the Corporation will be able to successfully integrate newly acquired entities, and the absence of any material adverse changes to such entities prior to closing; the absence of undisclosed liabilities of entities being acquired; that such entities will maintain constructive regulatory relationships with applicable regulatory authorities; the ability of the Corporation to retain key personnel of acquired entities and the value of such employees; no adverse developments in the business and affairs of the sellers during the period when transitional services are provided to the Corporation in connection with any acquisition; the ability of the Corporation to satisfy its liabilities and meet its debt service obligations following completion of any acquisition; and the ability of the Corporation to successfully execute future “greening the fleet”

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	2

initiatives; and the ability of the Corporation to effect a sale of its renewable energy business and realize the anticipated benefits therefrom.
The forward-looking information contained herein is subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical results or results anticipated by the forward-looking information. Factors which could cause results or events to differ materially from current expectations include, but are not limited to: changes in general economic, credit, social or market conditions; changes in customer energy usage patterns and energy demand; reductions in the liquidity of energy markets; global climate change; the incurrence of environmental liabilities; natural disasters, diseases, pandemics, public health emergencies and other force majeure events and the collateral consequences thereof, including the disruption of economic activity, volatility in capital and credit markets and legislative and regulatory responses; critical equipment breakdown or failure; supply chain disruptions; the imposition of import controls or tariffs; the failure of information technology infrastructure and other cybersecurity measures to protect against data, privacy and cybersecurity breaches; failure to successfully implement, and cost overruns and delays in connection with, new information technology systems and infrastructure; physical security breach; the loss of key personnel and/or labour disruptions; seasonal fluctuations and variability in weather conditions and natural resource availability; reductions in demand for electricity, natural gas and water due to developments in technology; reliance on transmission systems owned and operated by third parties; issues arising with respect to land use rights and access to the Corporation’s facilities; terrorist attacks; fluctuations in commodity and energy prices; capital expenditures; reliance on subsidiaries; the incurrence of an uninsured loss; a credit rating downgrade; an increase in financing costs or limits on access to credit and capital markets; inflation; increases and fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk; currency exchange rate fluctuations; restricted financial flexibility due to covenants in existing credit agreements; an inability to refinance maturing debt on favourable terms; disputes with taxation authorities or changes to applicable tax laws; failure to identify, acquire, develop or timely place in service projects to maximize the value of tax credits; requirement for greater than expected contributions to post-employment benefit plans; default by a counterparty; inaccurate assumptions, judgments and/or estimates with respect to asset retirement obligations; failure to maintain required regulatory authorizations; changes in, or failure to comply with, applicable laws and regulations; failure of compliance programs; failure to identify attractive acquisition or development candidates necessary to pursue the Corporation’s growth strategy; failure to dispose of assets (at all or at a competitive price) to fund the Company’s operations and growth plans; delays and cost overruns in the design and construction of projects; loss of key customers; failure to complete or realize the anticipated benefits of acquisitions or joint ventures; Atlantica (as defined herein) or a third party joint venture partner acting in a manner contrary to the Corporation’s interests; a drop in the market value of Atlantica's ordinary shares; facilities being condemned or otherwise taken by governmental entities; increased external stakeholder activism adverse to the Corporation’s interests; fluctuations in the price and liquidity of the Corporation’s common shares and the Corporation's other securities; impact of significant demands placed on the Corporation as a result of pending acquisitions or growth strategies; potential undisclosed liabilities of any entities being acquired by the Corporation; uncertainty regarding the length of time required to complete pending acquisitions; the failure to implement the Corporation’s strategic objectives or achieve expected benefits relating to acquisitions, dispositions or other initiatives, including with respect to the intended sale of the Corporation's renewable energy business; the possibility of adverse reactions or changes in business relationships or relationships with employees resulting from the announcement or completion of the intended sale of the Corporation's renewable energy business; risks relating to the diversion of the Board’s (as defined herein) or management’s attention in connection with the intended sale of the Corporation's renewable energy business; indebtedness of any entity being acquired by the Corporation; unanticipated expenses and/or cash payments as a result of change of control and/or termination provisions in purchase or sale agreements; and the reliance on third parties for certain transitional services following the completion of an acquisition. Although the Corporation has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. Some of these and other factors are discussed in more detail under the heading Enterprise Risk Management in this MD&A and in the Corporation’s MD&A for the three and twelve months ended December 31, 2022 (the “Annual MD&A”), and under the heading Enterprise Risk Factors in the Corporation's most recent AIF.
Forward-looking information contained herein (including any financial outlook) is provided for the purposes of assisting the reader in understanding the Corporation and its business, operations, risks, financial performance, financial position and cash flows as at and for the periods indicated and to present information about management’s current expectations and plans relating to the future, and the reader is cautioned that such information may not be appropriate for other purposes. Forward-looking information contained herein is made as of the date of this document and based on the plans, beliefs, estimates, projections, expectations, opinions and assumptions of management on the date hereof. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such forward-looking information. Accordingly, readers should not place undue reliance on forward-looking information. While subsequent events and developments may cause the Corporation’s views to change, the Corporation disclaims any obligation to update any forward-looking information or to explain any material difference

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

between subsequent actual events and such forward-looking information, except to the extent required by applicable law. All forward-looking information contained herein is qualified by these cautionary statements.
Caution Concerning Non-GAAP Measures
AQN uses a number of financial measures to assess the performance of its business lines. Some measures are calculated in accordance with U.S. GAAP, while other measures do not have a standardized meaning under U.S. GAAP. These non-GAAP measures include non-GAAP financial measures and non-GAAP ratios, each as defined in Canadian National Instrument 52-112 Non-GAAP and Other Financial Measures Disclosure. AQN’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.
The terms “Adjusted Net Earnings”, “Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization” (“Adjusted EBITDA”), “Adjusted Funds from Operations”, "Net Energy Sales", "Net Utility Sales" and "Divisional Operating Profit", which are used throughout this MD&A, are non-GAAP financial measures. An explanation of each of these non-GAAP financial measures is set out below and a reconciliation to the most directly comparable U.S. GAAP measure, in each case, can be found in this MD&A. In addition, “Adjusted Net Earnings” is presented throughout this MD&A on a per common share basis. Adjusted Net Earnings per common share is a non-GAAP ratio and is calculated by dividing Adjusted Net Earnings by the weighted average number of common shares outstanding during the applicable period.
AQN does not provide reconciliations for forward-looking non-GAAP financial measures as AQN is unable to provide a meaningful or accurate calculation or estimation of reconciling items and the information is not available without unreasonable effort. This is due to the inherent difficulty of forecasting the timing or amount of various events that have not yet occurred, are out of AQN’s control and/or cannot be reasonably predicted, and that would impact the most directly comparable forward-looking U.S. GAAP financial measure. For these same reasons, AQN is unable to address the probable significance of the unavailable information. Forward-looking non-GAAP financial measures may vary materially from the corresponding U.S. GAAP financial measures.
The compositions of Adjusted EBITDA, Adjusted Net Earnings, Adjusted Funds from Operations, and Divisional Operating Profit have been changed from those previously disclosed in the Annual MD&A to exclude gains and losses on disposition of assets. This change was made as gains and losses on disposition of assets are no longer used by management to evaluate the operating performance of the Company. Comparative figures for these metrics have been adjusted for the new compositions.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP financial measure used by many investors to compare companies on the basis of ability to generate cash from operations. AQN uses these calculations to monitor the amount of cash generated by AQN. AQN uses Adjusted EBITDA to assess the operating performance of AQN without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition and transition costs (including costs related to the strategic review of the Renewable Energy Group), certain litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests exclusive of Hypothetical Liquidation at Book Value ("HLBV") income (which represents the value of net tax attributes earned in the period from electricity generated by certain of its U.S. wind power and U.S. solar generation facilities), non-service pension and post-employment costs, cost related to tax equity financing, costs related to management succession and executive retirement, costs related to prior period adjustments due to changes in tax law, costs related to condemnation proceedings, gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, gains and losses on disposition of assets, and other typically non-recurring or unusual items. AQN adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. AQN believes that presentation of this measure will enhance an investor’s understanding of AQN’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Adjusted EBITDA to net earnings, see Non-GAAP Financial Measures starting on page 35 of this MD&A.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP financial measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or certain litigation expenses that are viewed as not directly related to a company’s operating performance. AQN uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition and transition costs (including costs related to the strategic review of the Renewable Energy Group), one-time costs of arranging tax equity financing, certain litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts, costs related to management succession and

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

executive retirement, costs related to prior period adjustments due to changes in tax law, costs related to condemnation proceedings, changes in value of investments carried at fair value, gains and losses on disposition of assets, and other typically non-recurring or unusual items as these are not reflective of the performance of the underlying business of AQN. AQN believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Adjusted Net Earnings to net earnings, see Non-GAAP Financial Measures starting on page 36 of this MD&A.
Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP financial measure used by investors to compare cash provided by operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. AQN uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition and transition costs, certain litigation expenses, cash provided by or used in discontinued operations, cash provided by disposition of assets and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of AQN. AQN believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Funds from Operations is not intended to be representative of cash provided by operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Adjusted Funds from Operations to cash provided by operating activities, see Non-GAAP Financial Measures starting on page 37 of this MD&A.
Net Energy Sales
Net Energy Sales is a non-GAAP financial measure used by investors to identify revenue after commodity costs used to generate revenue where such revenue generally increases or decreases in response to increases or decreases in the cost of the commodity used to produce that revenue. AQN uses Net Energy Sales to assess its revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through either directly or indirectly in the rates that are charged to customers. AQN believes that analysis and presentation of Net Energy Sales on this basis will enhance an investor’s understanding of the revenue generation of the Renewable Energy Group. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP. For a reconciliation of Net Energy Sales to revenue, see Renewable Energy Group - 2023 Third Quarter and Year-to-Date Renewable Energy Group Operating Results on page 30 of this MD&A.
Net Utility Sales
Net Utility Sales is a non-GAAP financial measure used by investors to identify utility revenue after commodity costs, either water, natural gas or electricity, where these commodity costs are generally included as a pass through in rates to its utility customers. AQN uses Net Utility Sales to assess its utility revenues without the effects of fluctuating commodity costs as such costs are predominantly passed through and paid for by utility customers. AQN believes that analysis and presentation of Net Utility Sales on this basis will enhance an investor’s understanding of the revenue generation of the Regulated Services Group. It is not intended to be representative of revenue as determined in accordance with U.S. GAAP. For a reconciliation of Net Utility Sales to revenue, see Regulated Services Group - 2023 Third Quarter and Year-to-Date Regulated Services Group Operating Results on page 20 of this MD&A.
Divisional Operating Profit
Divisional Operating Profit is a non-GAAP financial measure. AQN uses Divisional Operating Profit to assess the operating performance of its business groups without the effects of (as applicable): depreciation and amortization expense, corporate administrative expenses, income tax expense or recoveries, acquisition costs, certain litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, gain or loss on foreign exchange, earnings or loss from discontinued operations (excluding the sale of assets in the course of normal operations), non-service pension and post-employment costs, gains and losses on disposition of assets, and other typically non-recurring or unusual items. AQN adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the divisional units. Divisional Operating Profit is calculated inclusive of interest, dividend and equity income earned from indirect investments, and HLBV income. AQN believes that presentation of this measure will enhance an investor’s understanding of AQN’s divisional operating performance. Divisional Operating Profit is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items. For a reconciliation of Divisional Operating Profit to revenue for AQN's main business units, see Regulated Services Group - 2023 Third Quarter and Year-to-Date Regulated Services Group Operating Results on page 20 and Renewable Energy Group - 2023 Third Quarter and Year-to-Date Renewable Energy Group Operating Results on page 30 of this MD&A.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	5

Overview and Business Strategy
AQN is incorporated under the Canada Business Corporations Act. AQN owns and operates a diversified portfolio of regulated and non-regulated generation, distribution, and transmission assets which are expected to deliver predictable earnings and cash flows. Through its activities, the Company aims to drive growth in earnings and cash flows to support a sustainable dividend and share price appreciation. AQN strives to achieve these results while also seeking to maintain a business risk profile consistent with its BBB flat investment grade credit ratings and a strong focus on Environmental, Social and Governance factors.
AQN's current quarterly dividend to shareholders is $0.1085 per common share, or $0.4340 per common share on an annualized basis. AQN believes that, on a long-term basis, its targeted annual dividend payout will allow for both a return on investment for shareholders and retention of cash within AQN to partially fund growth opportunities. Changes in the level of dividends paid by AQN are at the discretion of AQN’s Board of Directors (the “Board”), with dividend levels being reviewed periodically by the Board in the context of AQN’s financial performance and growth prospects.
AQN’s operations are organized across two primary business units consisting of: the Regulated Services Group, which primarily owns and operates a portfolio of regulated electric, water distribution and wastewater collection and natural gas utility systems and transmission operations in the United States, Canada, Bermuda and Chile; and the Renewable Energy Group, which primarily owns and operates, or has investments in, a diversified portfolio of non-regulated renewable and thermal energy generation assets.
The Company is pursuing a sale of its renewable energy business.
Summary Structure of the Business
The following chart depicts, in summary form, AQN’s key businesses. A more detailed description of AQN’s organizational structure can be found in the most recent AIF.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	6

Regulated Services Group
The Regulated Services Group operates a diversified portfolio of regulated utility systems located in the United States, Canada, Bermuda and Chile serving approximately 1,254,000 customer connections as at September 30, 2023 (using an average of 2.5 customers per connection, this translates into approximately 3,135,000 customers). The Regulated Services Group seeks to provide safe, high quality, and reliable services to its customers and to deliver stable and predictable earnings to AQN. In addition to encouraging and supporting organic growth within its service territories, the Regulated Services Group may seek to deliver long-term growth through accretive acquisitions of additional utility systems and pursuing "greening the fleet" opportunities.
The Regulated Services Group's regulated electrical distribution utility systems and related generation assets are located in the U.S. states of California, New Hampshire, Missouri, Kansas, Oklahoma, and Arkansas, as well as in Bermuda, which together served approximately 309,000 electric customer connections as at September 30, 2023. The group also owns and operates generating assets with a gross capacity of approximately 2.0 GW and has investments in generating assets with approximately 0.3 GW of net generation capacity.
The Regulated Services Group's regulated water distribution and wastewater collection utility systems are located in the U.S. States of Arizona, Arkansas, California, Illinois, Missouri, New York, and Texas as well as in Chile which together served approximately 570,000 customer connections as at September 30, 2023.
The Regulated Services Group's regulated natural gas distribution utility systems are located in the U.S. States of Georgia, Illinois, Iowa, Massachusetts, New Hampshire, Missouri, and New York, and in the Canadian Province of New Brunswick, which together served approximately 375,000 natural gas customer connections as at September 30, 2023.
Below is a breakdown of the Regulated Services Group’s Revenue by geographic area for the nine months ended September 30, 2023.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Renewable Energy Group
The Renewable Energy Group generates and sells electrical energy produced by its diverse portfolio of renewable power generation and clean power generation facilities primarily located across the United States and Canada. The Renewable Energy Group seeks to deliver growth through new power generation projects and complementary projects, such as energy storage.
The Renewable Energy Group has a controlling interest in hydroelectric, wind, solar, renewable natural gas ("RNG") and thermal facilities with a combined gross generating capacity of approximately 2.5 GW and a net generating capacity (attributable to the Renewable Energy Group) of approximately 2.2 GW. Approximately 81% of the electrical output is sold pursuant to long term contractual arrangements which as of September 30, 2023 had a production-weighted average remaining contract life of approximately 10 years.
In addition to the assets in which the Renewable Energy Group has a controlling interest, the Renewable Energy Group has investments in generating assets with approximately 1.5 GW of net generating capacity, which includes the Company’s 51% interest in the Texas Coastal Wind Facilities (as defined herein) and approximately 42% interest in Atlantica Sustainable Infrastructure plc (“Atlantica”). Atlantica owns and operates a portfolio of international clean energy and water infrastructure assets under long term contracts with a Cash Available for Distribution weighted average remaining contract life of approximately 13 years as of September 30, 2023. Of the generating assets that the Renewable Energy Group has an interest in, the Renewable Energy Group operates assets with a net generating capacity of 2.7 GW.
Below is a breakdown of the Renewable Energy Group’s generating capacity by geographic area as of September 30, 2023, which was comprised of net generating capacity of facilities owned and operated and net generating capacity of investments, including the Company’s 51% interest in the Texas Coastal Wind Facilities and approximately 42% interest in Atlantica.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Significant Updates
Operating Results
AQN's operating results relative to the same period last year are as follows:

(all dollar amounts in $ millions except per share information)	Three months ended September 30
	2023	2022	Change
Net loss attributable to shareholders	$(174.5)	$(195.2)	11%
Adjusted Net Earnings[1]	$79.3	$73.5	8%
Adjusted EBITDA[1]	$281.3	$276.1	2%
Net loss per common share	$(0.26)	$(0.29)	10%
Adjusted Net Earnings per common share[1]	$0.11	$0.11	—%

1	See Caution Concerning Non-GAAP Measures.
Completion of the Sandy Ridge II
On September 16, 2023, the Renewable Energy Group achieved full commercial operations (“COD”) at the 87.6 MW Sandy Ridge II Wind Facility, located in both Center County and Blair County, Pennsylvania. The Sandy Ridge II Wind Facility has agreed to sell output to a leading technology company, pursuant to a renewable energy purchase agreement. The Company holds a 50% equity interest in the facility which is accounted for using the equity method of accounting and holds a purchase option on the remaining 50% equity interest which it expects to exercise in early 2024.
Completion of the Shady Oaks II
On October 10, 2023, the Renewable Energy Group achieved COD at the 108.3 MW Shady Oaks II Wind Facility, located in Illinois. The Shady Oaks II Wind Facility has agreed to sell output to a leading financial institution, pursuant to a renewable energy purchase agreement. The Company holds a 50% equity interest in the facility which is accounted for using the equity method of accounting and holds a purchase option on the remaining 50% equity interest which it expects to exercise in early 2024.
Outlook
The following discussion should be read in conjunction with the Caution Concerning Forward-Looking Statements and Forward-Looking Information section in this MD&A. Actual results may differ materially from the estimates below. Accordingly, investors are cautioned not to place undue reliance on these estimates.
2023 Adjusted Net Earnings Per Common Share
In light of factors including the unfavourable weather impact experienced by the Company during the first nine months of 2023 and higher interest rates, the Company expects to come in at or below the low end of its previously-disclosed Adjusted Net Earnings per common share estimate for the 2023 fiscal year of $0.55-$0.61 (see Caution Concerning Non-GAAP Measures). Estimated 2023 Adjusted Net Earnings per common share is calculated excluding the impact of gains and losses from asset dispositions, but is otherwise calculated in a manner consistent with the description set out under Caution Concerning Non-GAAP Measures - Adjusted Net Earnings.
The Company’s 2023 Adjusted Net Earnings per common share estimate is based on the following key assumptions, as well as those set out under Caution Concerning Forward-Looking Statements and Forward-Looking Information:
•normalized weather patterns in the geographical areas in which the Company operates or has projects;
•renewable energy production consistent with long-term average and realized pricing in line with expectations;
•capital projects, including renewable energy generation projects, being completed on time and substantially in line with budgeted costs;
•the absence of significant changes in the macroeconomic environment, including with respect to interest rates and inflation;
•rate decisions in line with expectations;
•a Canadian dollar/U.S. dollar exchange rate and a Chilean Peso/U.S. dollar exchange rate in line with expectations;
•operating expenses in line with expectations;
•a low single-digit percent effective tax rate, including tax credits; and
•the Renewable Energy Group continuing to be classified as continuing operations for accounting purposes for the duration of 2023.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	9

2023 Third Quarter Results From Operations

Key Financial Information	Three months ended September 30
(all dollar amounts in $ millions except per share information)	2023	2022
Revenue	$624.7	$664.4
Net loss attributable to shareholders	(174.5)	(195.2)
Cash provided by operating activities	132.6	102.9
Adjusted Net Earnings[1]	79.3	73.5
Adjusted EBITDA[1]	281.3	276.1
Adjusted Funds from Operations[1]	167.4	202.6
Dividends declared to common shareholders	75.6	123.7
Weighted average number of common shares outstanding	688,428,995	678,623,606
Per share
Basic net loss	$(0.26)	$(0.29)
Diluted net loss	$(0.26)	$(0.29)
Adjusted Net Earnings[1]	$0.11	$0.11
Dividends declared to common shareholders	$0.11	$0.18

1	See Caution Concerning Non-GAAP Measures.
For the three months ended September 30, 2023, AQN reported basic net loss per common share of $0.26 as compared to basic net loss per common share of $0.29 during the same period in 2022, an increase of $0.03.
The net loss attributable to shareholders of $174.5 million for the three months ended September 30, 2023, was primarily driven by:
•a loss on investments carried at fair value (primarily the Company's investment in Atlantica) of $220.8 million;
•other net losses of $75.2 million, including a write-off of $63.5 million for the portion of the Company’s costs related to the Asbury coal plant not covered by the Securitization Order (as defined herein) (the “Securitization Write-Off”), partially offset by operating income discussed below.
The net loss attributable to shareholders of $195.2 million for the three months ended September 30, 2022, was primarily driven by:
•a loss on investments carried at fair value (primarily the Company's investment in Atlantica) of $300.4 million, partially offset by operating income discussed below.
For both the three months ended September 30, 2023 and the three months ended September 30, 2022, AQN reported Adjusted Net Earnings per common share of $0.11 (see Caution Concerning Non-GAAP Measures). Adjusted Net Earnings increased by $5.8 million year over year (see Caution Concerning Non-GAAP Measures). This increase was primarily driven by:
•an increase of $17.1 million in the Regulated Services Group's operating profit primarily due to regulatory mechanisms and the implementation of new rates;
•an increase in tax recovery of $20.8 million primarily due to higher recognition of investment tax credits ("ITCs") and production tax credits ("PTCs") primarily associated with renewable energy projects. The higher recognition of tax credits is due in part to a reversal of ITCs for the New Market Solar Project which occurred in the comparative three months ended September 30, 2022; and
•a decrease of $3.4 million in depreciation expense due to the impact of lower wind resources on units of production depreciation; partially offset by
•a decrease of $5.2 million in the Renewable Energy Group's operating profit primarily as a result of lower wind and solar resource availability;
•an increase of $19.2 million in interest expense, driven by higher interest rates as well as increased borrowings to support growth initiatives; and
•an increase of $4.4 million in administrative expenses primarily due to technology costs, including costs associated with cyber security.
For the three months ended September 30, 2023, AQN experienced an average exchange rate of Canadian to U.S. dollars of approximately 0.7456 as compared to 0.7656 in the same period in 2022, and an average exchange rate of Chilean pesos to U.S. dollars of approximately 0.0012 for the three months ended September 30, 2023 as compared to 0.0011 for the same period in 2022. As such, any year over year variance in revenue or expenses, in local currency, at any of

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	10

AQN’s Canadian or Chilean entities is affected by a change in the average exchange rate upon conversion to AQN’s reporting currency.
For the three months ended September 30, 2023, AQN reported total revenue of $624.7 million as compared to $664.4 million during the same period in 2022, a decrease of $39.7 million or 6.0%. The major factors impacting AQN’s revenue in the three months ended September 30, 2023 as compared to the same period in 2022 are as follows:

(all dollar amounts in $ millions)	Three months ended September 30
Comparative Prior Period Revenue	$664.4
REGULATED SERVICES GROUP
Existing Facilities
Electricity: Decrease is primarily due to unfavourable weather of approximately $12.5 million and lower wind pricing of approximately $10.0 million at the Empire Electric System with the remaining decrease primarily due to lower pass through commodity costs at the Granite State Electric System.	(33.9)
Natural Gas: Decrease is primarily due to lower pass through commodity costs.	(6.5)
Water: Increase is primarily due to the inflationary rate increase mechanism at the Suralis Water System and organic growth at the Litchfield Park and Gold Canyon Water Systems.	5.2
Other:	1.3
(33.9)
Rate Reviews
Electricity: Increase is primarily due to the implementation of new rates at the CalPeco, Empire, Granite State and Bermuda Electric Light Company ("BELCO") Electric Systems.	11.1
Natural Gas: Decrease is due to a one-time retroactive rate case adjustment for the St. Lawrence Gas System, partially offset by the implementation of new rates at the Peach State, EnergyNorth and New Brunswick Gas Systems.	(0.1)
Water: Increase is due to the implementation of new rates at the Park Water System.	1.1
12.1
Foreign Exchange	1.7

RENEWABLE ENERGY GROUP
Existing Facilities
Hydro: Decrease is primarily driven by lower retail sales in the Maritimes Region.	(2.1)
Wind CA: Decrease is primarily due to lower wind resources across all Canadian wind facilities.	(1.8)
Wind U.S.: Decrease is primarily due to lower wind resources across the majority of the U.S. wind facilities.	(2.3)
Solar: Decrease is primarily driven by lower production across the majority of the solar facilities and lower energy capture prices at the Altavista and Great Bay II Solar Facilities .	(2.5)
Thermal: Decrease is primarily driven by unfavourable energy market pricing at the Sanger and Windsor Locks Thermal Facilities.	(9.0)
Other: Decrease is due to lower portfolio optimization revenue.	(3.4)
(21.1)
New Facilities
Wind U.S.: Increase is primarily driven by the Deerfield II Wind Facility (achieved COD in March 2023)	1.2
Other:	1.2
2.4
Foreign Exchange	(0.9)
Current Period Revenue	$624.7

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2023 Year-to-Date Results From Operations

Key Financial Information	Nine months ended September 30
(all dollar amounts in $ millions except per share information)	2023	2022
Revenue	$2,031.2	$2,017.1
Net loss attributable to shareholders	(157.6)	(137.6)
Cash provided by operating activities	427.3	404.5
Adjusted Net Earnings[1]	255.4	323.9
Adjusted EBITDA[1]	900.0	895.4
Adjusted Funds from Operations[1]	524.5	599.1
Dividends declared to common shareholders	226.4	361.9
Weighted average number of common shares outstanding	688,538,925	676,035,613
Per share
Basic net loss	$(0.24)	$(0.21)
Diluted net loss	$(0.24)	$(0.21)
Adjusted Net Earnings[1]	$0.36	$0.47
Dividends declared to common shareholders	$0.33	$0.53

1	See Caution Concerning Non-GAAP Measures.
For the nine months ended September 30, 2023, AQN reported basic net loss per common share of $0.24 as compared to basic net loss per common share of $0.21 during the same period in 2022, a decrease of $0.03.
The net loss attributable to shareholders of $157.6 million for the nine months ended September 30, 2023 , was primarily driven by:
•a loss on investments carried at fair value (primarily the Company's investment in Atlantica) of $352.8 million; and
•other net losses of $119.1 million, including the Securitization Write-Off of $63.5 million, and impairment of assets and other losses of $46.5 million incurred as a result of the termination of the stock purchase agreement regarding the acquisition of Kentucky Power Company and AEP Kentucky Transmission Company, Inc. (the "Kentucky Power Impairment"), partially offset by operating income discussed below.
The net loss attributable to shareholders of $137.6 million for the nine months ended September 30, 2022, was primarily driven by:
•a loss on investments carried at fair value (primarily the Company's investment in Atlantica) of $484.4 million, partially offset by operating income discussed below.
For the nine months ended September 30, 2023, AQN reported Adjusted Net Earnings per common share of $0.36 compared to $0.47 per common share during the same period in 2022, a decrease of $0.11 (see Caution Concerning Non-GAAP Measures). Adjusted Net Earnings decreased by $68.5 million year over year (see Caution Concerning Non-GAAP Measures), primarily due to:
•a decrease of $21.8 million in the Renewable Energy Group's operating profit primarily as a result wind facilities generating 81.5% of long-term average resources (“LTAR”), which represents a 9.1% decrease compared to the same period in 2022;
•a decrease of $26.4 million in the Renewable Energy Group's HLBV income as a result of the end of PTC eligibility on projects commissioned in 2012;
•an increase in earnings attributable to minority interest, exclusive of HLBV, of $24.1 million primarily due to the Company's sale in the fourth quarter of 2022 of a 49% ownership interest in the Odell, Deerfield and Sugar Creek Wind Facilities;
•an increase in interest expense of $68.2 million, driven by higher interest rates as well as increased borrowings to support growth initiatives;
•an increase in depreciation expense of $4.2 million, driven by additional capital invested by the Company; and
•an increase in administrative expenses of $10.4 million primarily due to technology costs, including costs associated with cyber security; partially offset by

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	12

•an increase of $69.3 million in the Regulated Services Group's operating profit primarily due to the implementation of new rates; and
•an increase in tax recovery of $32.2 million primarily due to higher recognition of ITCs and PTCs primarily associated with renewable energy projects, and the tax impact of lower net earnings.
For the nine months ended September 30, 2023, AQN experienced an average exchange rate of Canadian to U.S. dollars of approximately 0.7433 as compared to 0.7794 in the same period in 2022, and an average exchange rate of Chilean pesos to U.S. dollars of approximately 0.0012 for the nine months ended September 30, 2023 as compared to 0.0012 for the same period in 2022. As such, any year-over-year variance in revenue or expenses, in local currency, at any of AQN’s Canadian or Chilean entities is affected by a change in the average exchange rate upon conversion to AQN’s reporting currency.
For the nine months ended September 30, 2023, AQN reported total revenue of $2,031.2 million as compared to $2,017.1 million during the same period in 2022, an increase of $14.1 million or 0.7%. The major factors resulting in the increase in AQN's revenue for the nine months ended September 30, 2023 as compared to the same period in 2022 are as follows:

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

(all dollar amounts in $ millions)	Nine months ended September 30
Comparative Prior Period Revenue	$2,017.1
REGULATED SERVICES GROUP
Existing Facilities
Electricity: Decrease is primarily due to one-time insurance proceeds for the Neosho Ridge Wind Facility received in 2022, lower wind pricing and unfavourable weather at the Empire Electric System.	(29.4)
Natural Gas: Decrease is primarily due to lower pass through commodity costs.	(17.4)
Water: Increase is primarily due to the inflationary rate increase mechanism at the Suralis Water System and organic growth at the Litchfield Park and Gold Canyon Water Systems.	14.8
Other:	0.8
(31.2)
Rate Reviews
Electricity: Increase is primarily due to the implementation of new rates at the CalPeco Electric System with recoupment to the first quarter of 2022, as well as the implementation of new rates at the Empire, BELCO and Granite State Electric Systems.	73.5
Natural Gas: Increase is primarily due to the implementation of new rates at the EnergyNorth, New Brunswick, Peach State and Empire Gas Systems.	4.8
Water: Increase is due to the implementation of new rates at the Park Water System with one-time revenues from a recoupment to the third quarter of 2022.	7.2
85.5
Foreign Exchange	2.8

RENEWABLE ENERGY GROUP
Existing Facilities
Hydro: Decrease is primarily driven by lower retail sales in the Maritimes Region.	(5.2)
Wind CA: Decrease is primarily due to lower wind resources across all Canadian wind facilities.	(6.8)
Wind U.S.: Decrease is primarily due to lower wind resources across the U.S. wind facilities.	(5.7)
Solar: Decrease is primarily driven by lower production across the majority of the solar facilities	(5.1)
Thermal: Decrease is primarily driven by unfavourable energy market pricing at the Sanger and Windsor Locks Thermal Facilities.	(16.7)
Other: Decrease is due to lower portfolio optimization revenue.	(4.5)
(44.0)
New Facilities
Wind U.S.: Increase is primarily driven by the Deerfield II Wind Facility (achieved COD in March 2023)	1.2
Other: Increase is primarily driven by the Blue Hill Wind Facility (achieved COD in April 2022).	3.5
4.7
Foreign Exchange	(3.7)
Current Period Revenue	$2,031.2

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2023 Third Quarter and Year-to-Date Net Earnings Summary
Net loss attributable to shareholders for the three months ended September 30, 2023 totaled $174.5 million as compared to net loss attributable to shareholders of $195.2 million during the same period in 2022, an increase of $20.7 million or 10.6%. Net loss attributable to shareholders for the nine months ended September 30, 2023 totaled $157.6 million as compared to net loss attributable to shareholders of $137.6 million during the same period in 2022, a decrease of $20.0 million or 14.5%. The following table outlines the changes to net earnings (loss) attributable to shareholders for the three and nine months ended September 30, 2023 as compared to the same periods in 2022. A more detailed analysis of these factors can be found under AQN: Corporate and Other Expenses.

Change in net earnings (loss) attributable to shareholders	Three months ended	Nine months ended
	September 30	September 30
(all dollar amounts in $ millions)	2023	2023
Net loss attributable to shareholders - Prior Period Balance	$(195.2)	$(137.6)
Adjusted EBITDA[1]	5.2	4.6
Net earnings attributable to the non-controlling interest, exclusive of HLBV	(1.0)	(24.1)
Income tax recovery	34.3	52.2
Interest expense	(19.2)	(68.2)
Other net losses	(69.3)	(99.7)
Unrealized loss on energy derivatives included in revenue	(7.0)	(4.0)
Pension and post-employment non-service costs	(3.4)	(8.8)
Change in value of investments carried at fair value	79.6	131.6
Gain on derivative financial instruments	0.2	5.9
Foreign exchange	(2.1)	(5.3)
Depreciation and amortization	3.4	(4.2)
Net loss attributable to shareholders - Current Period Balance	$(174.5)	$(157.6)
Change in Net Earnings (loss) ($)	$20.7	$(20.0)
Change in Net Earnings (loss) (%)	10.6%	14.5%

1	See Caution Concerning Non-GAAP Measures.
During the three months ended September 30, 2023, cash provided by operating activities totaled $132.6 million as compared to $102.9 million during the same period in 2022, an increase of $29.7 million primarily as a result of changes in working capital items. During the three months ended September 30, 2023, Adjusted Funds from Operations totaled $167.4 million as compared to Adjusted Funds from Operations of $202.6 million during the same period in 2022, a decrease of $35.2 million (see Caution Concerning Non-GAAP Measures).
During the three months ended September 30, 2023, Adjusted EBITDA totaled $281.3 million as compared to $276.1 million during the same period in 2022, an increase of $5.2 million or 1.9% (see Caution Concerning Non-GAAP Measures). A more detailed analysis of this variance is presented within the reconciliation of Adjusted EBITDA to net earnings set out below under Non-GAAP Financial Measures.
During the nine months ended September 30, 2023, cash provided by operating activities totaled $427.3 million as compared to $404.5 million during the same period in 2022, an increase of $22.8 million primarily as a result of changes in working capital items. During the nine months ended September 30, 2023, Adjusted Funds from Operations totaled $524.5 million as compared to Adjusted Funds from Operations of $599.1 million during the same period in 2022, a decrease of $74.6 million (see Caution Concerning Non-GAAP Measures).
During the nine months ended September 30, 2023, Adjusted EBITDA totaled $900.0 million as compared to $895.4 million during the same period in 2022, an increase of $4.6 million or 0.5% (see Caution Concerning Non-GAAP Measures). A more detailed analysis of this variance is presented within the reconciliation of Adjusted EBITDA to net earnings set out below under Non-GAAP Financial Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	15

2023 Third Quarter and Year-to-Date Adjusted EBITDA Summary
Adjusted EBITDA (see Caution Concerning Non-GAAP Measures) for the three months ended September 30, 2023 totaled $281.3 million as compared to $276.1 million during the same period in 2022, an increase of $5.2 million or 1.9%. Adjusted EBITDA for the nine months ended September 30, 2023 totaled $900.0 million as compared to $895.4 million during the same period in 2022, an increase of $4.6 million or 0.5%. The breakdown of Adjusted EBITDA by the Company's main business units and a summary of changes are shown below.

	Three months ended		Nine months ended
Adjusted EBITDA[1] by business units	September 30		September 30
(all dollar amounts in $ millions)	2023	2022	2023	2022
Divisional Operating Profit for Regulated Services Group[1]	$246.4	$229.3	$715.8	$646.5
Divisional Operating Profit for Renewable Energy Group[1]	66.2	71.4	263.3	311.5
Administrative Expenses	(27.8)	(23.4)	(71.4)	(61.0)
Other Income & Expenses	(3.5)	(1.2)	(7.7)	(1.6)
Total AQN Adjusted EBITDA[1]	$281.3	$276.1	$900.0	$895.4
Change in Adjusted EBITDA[1] ($)	$5.2		$4.6
Change in Adjusted EBITDA[1] (%)	1.9%		0.5%

Change in Adjusted EBITDA[1] Breakdown	Three months ended September 30, 2023
(all dollar amounts in $ millions)	Regulated Services	Renewable Energy	Corporate	Total
Prior period balances	$229.3	$71.4	$(24.6)	$276.1
Existing Facilities and Investments	8.9	(7.3)	(2.3)	(0.7)
New Facilities and Investments	—	2.9	—	2.9
Rate Reviews	7.1	—	—	7.1
Foreign Exchange Impact	1.1	(0.8)	—	0.3
Administrative Expenses	—	—	(4.4)	(4.4)
Total change during the period	$17.1	$(5.2)	$(6.7)	$5.2
Current period balances	$246.4	$66.2	$(31.3)	$281.3

Change in Adjusted EBITDA[1] Breakdown	Nine months ended September 30, 2023
(all dollar amounts in $ millions)	Regulated Services	Renewable Energy	Corporate	Total
Prior period balances	$646.5	$311.5	$(62.6)	$895.4
Existing Facilities and Investments	17.5	(48.5)	(6.1)	(37.1)
New Facilities and Investments	—	3.8	—	3.8
Rate Reviews	50.8	—	—	50.8
Foreign Exchange Impact	1.0	(3.5)	—	(2.5)
Administrative Expenses	—	—	(10.4)	(10.4)
Total change during the period	$69.3	$(48.2)	$(16.5)	$4.6
Current period balances	$715.8	$263.3	$(79.1)	$900.0

1	See Caution Concerning Non-GAAP Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	16

REGULATED SERVICES GROUP
The Regulated Services Group operates rate-regulated utilities that as of September 30, 2023 provided distribution services to approximately 1,254,000 customer connections in the electric, natural gas, and water and wastewater sectors which is an increase of approximately 10,000 customer connections as compared to September 30, 2022.
The Regulated Services Group seeks to grow its business organically and through business development activities while using prudent acquisition criteria. The Regulated Services Group believes that its business results are maximized by building constructive regulatory and customer relationships, and enhancing customer connections in the communities in which it operates.

Utility System Type	As at September 30
	2023			2022
(all dollar amounts in $ millions)	Assets	Net Utility Sales[1]	Total Customer Connections[2]	Assets	Net Utility Sales[1]	Total Customer Connections[2]
Electricity	5,095.6	659.4	309,000	4,915.5	609.8	309,000
Natural Gas	1,781.9	258.2	375,000	1,647.3	249.6	371,000
Water and Wastewater	1,636.5	285.0	570,000	1,428.4	265.7	564,000
Other	283.8	44.8		344.3	41.9
Total	$8,797.8	$1,247.4	1,254,000	$8,335.5	$1,167.0	1,244,000

Accumulated Deferred Income Taxes Liability	$728.7			$670.7

1	Net Utility Sales for the nine months ended September 30, 2023 and 2022. See Caution Concerning Non-GAAP Measures.
2	Total Customer Connections represents the sum of all active and vacant customer connections.
The Regulated Services Group aggregates the performance of its utility operations by utility system type – electricity, natural gas, and water and wastewater systems.
The electric distribution systems are comprised of regulated electrical distribution utility systems and served approximately 309,000 customer connections in the U.S. States of California, New Hampshire, Missouri, Kansas, Oklahoma and Arkansas and in Bermuda as at September 30, 2023.
The natural gas distribution systems are comprised of regulated natural gas distribution utility systems and served approximately 375,000 customer connections located in the U.S. States of New Hampshire, Illinois, Iowa, Missouri, Georgia, Massachusetts and New York and in the Canadian Province of New Brunswick as at September 30, 2023.
The water and wastewater distribution systems are comprised of regulated water distribution and wastewater collection utility systems and served approximately 570,000 customer connections located in the U.S. States of Arkansas, Arizona, California, Illinois, Missouri, New York, and Texas and in Chile as at September 30, 2023.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	17

2023 Third Quarter and Year-to-Date Usage Results

Electric Distribution Systems	Three months ended September 30			Nine months ended September 30
	2023	2022		2023	2022
Average Active Electric Customer Connections For The Period
Residential	263,000	261,800	261800	262,700	261,800
Commercial and industrial	42,800	43,000		42,700	42,500
Total Average Active Electric Customer Connections For The Period	305,800	304,800		305,400	304,300

Customer Usage (GW-hrs)
Residential	777.2	804.8		2,106.4	2,246.3
Commercial and industrial	1,075.5	1,060.7		2,917.8	2,925.1
Total Customer Usage (GW-hrs)	1,852.7	1,865.5		5,024.2	5,171.4
For the three months ended September 30, 2023, the electric distribution systems' usage totaled 1,852.7 GW-hrs as compared to 1,865.5 GW-hrs for the same period in 2022, a decrease of 12.8 GW-hrs or 0.7%. The decrease in electricity consumption is primarily due to cooler weather at the Empire Electric System.
For the nine months ended September 30, 2023, the electric distribution systems' usage totaled 5,024.2 GW-hrs as compared to 5,171.4 GW-hrs for the same period in 2022, a decrease of 147.2 GW-hrs or 2.8%. The decrease in electricity consumption is primarily due to a warmer winter and a cooler summer at the Empire Electric System.
Approximately 47% of the Regulated Services Group's electric distribution systems' revenues are not expected to be impacted by changes in customer usage, as they are subject to volumetric decoupling or represent fixed fee billings.

Natural Gas Distribution Systems	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Average Active Natural Gas Customer Connections For The Period
Residential	324,700	317,500	326,600	319,900
Commercial and industrial	40,100	38,100	40,600	38,700
Total Average Active Natural Gas Customer Connections For The Period	364,800	355,600	367,200	358,600

Customer Usage (MMBTU)
Residential	1,249,000	1,257,000	14,464,000	15,479,000
Commercial and industrial	2,411,000	2,350,000	15,321,000	14,884,000
Total Customer Usage (MMBTU)	3,660,000	3,607,000	29,785,000	30,363,000
For the three months ended September 30, 2023, usage at the natural gas distribution systems totaled 3,660,000 MMBTU as compared to 3,607,000 MMBTU during the same period in 2022, an increase of 53,000 MMBTU, or 1.5%. The increase in customer usage was primarily due to cooler weather at the EnergyNorth Gas System.
For the nine months ended September 30, 2023, usage at the natural gas distribution systems totaled 29,785,000 MMBTU as compared to 30,363,000 MMBTU during the same period in 2022, a decrease of 578,000 MMBTU, or 1.9%. The decrease in customer usage was primarily due to warmer weather at the Mid-States and New England Gas Systems.
Approximately 86% of the Regulated Services Group's gas distribution systems' revenues are not expected to be impacted by changes in customer usage, as they are subject to volumetric decoupling or represent fixed fee billings.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	18

Water and Wastewater Distribution Systems	Three months ended September 30		Nine months ended September 30
	2023	2022	2023	2022
Average Active Customer Connections For The Period
Wastewater customer connections	51,000	48,100	50,900	47,900
Water distribution customer connections	510,100	503,400	509,100	500,200
Total Average Active Customer Connections For The Period	561,100	551,500	560,000	548,100

Gallons Provided (millions of gallons)
Wastewater treated	846	820	2,481	2,411
Water provided	12,671	13,048	31,247	31,676
Total Gallons Provided (millions of gallons)	13,517	13,868	33,728	34,087
For the three months ended September 30, 2023, the water and wastewater distribution systems provided approximately 12,671 million gallons of water to customers and treated approximately 846 million gallons of wastewater. This is compared to 13,048 million gallons of water provided and 820 million gallons of wastewater treated during the same period in 2022, a decrease in total gallons provided of 377 million or 2.9% and an increase in total gallons treated of 26 million or 3.2%. This decrease in water provided is primarily due to California drought restrictions at the Park Water System and the increase in wastewater treated is primarily due to customer growth at the Litchfield Park and Rio Rico Water Systems.
For the nine months ended September 30, 2023, the water and wastewater distribution systems provided approximately 31,247 million gallons of water to customers and treated approximately 2,481 million gallons of wastewater. This is compared to 31,676 million gallons of water provided and 2,411 million gallons of wastewater treated during the same period in 2022, a decrease in total gallons provided of 428 million or 1.4% and an increase in total gallons treated of 71 million or 2.9% This decrease in water provided is due to California drought restrictions at the Park Water System and the increase in wastewater treated is primarily due to customer growth at the Litchfield Park and Rio Rico Water Systems.
Approximately 50% of the Regulated Services Group's water and wastewater distribution systems' revenues are not expected to be impacted by changes in customer usage, as they are subject to volumetric decoupling or represent fixed fee billings.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

2023 Third Quarter and Year-to-Date Regulated Services Group Operating Results

	Three months ended		Nine months ended
	September 30		September 30
(all dollar amounts in $ millions)	2023	2022	2023	2022
Revenue
Regulated electricity distribution	$351.0	$374.9	$993.4	$951.2
Less: Regulated electricity purchased	(110.1)	(138.0)	(334.0)	(341.4)
Net Utility Sales - electricity[1]	240.9	236.9	659.4	609.8
Regulated gas distribution	73.1	79.6	453.7	465.0
Less: Regulated gas purchased	(21.7)	(31.0)	(195.5)	(215.4)
Net Utility Sales - natural gas[1]	51.4	48.6	258.2	249.6
Regulated water reclamation and distribution	115.3	107.1	298.6	275.4
Less: Regulated water purchased	(5.9)	(3.5)	(13.6)	(9.7)
Net Utility Sales - water reclamation and distribution[1]	109.4	103.6	285.0	265.7
Other revenue[2]	16.6	14.3	44.8	41.9
Net Utility Sales[1,3]	418.3	403.4	1,247.4	1,167.0
Operating expenses	(192.0)	(189.8)	(593.4)	(553.5)
Income from long-term investments	13.7	6.9	33.3	16.7
HLBV[4]	6.4	8.8	28.5	16.3
Divisional Operating Profit[1,5]	$246.4	$229.3	$715.8	$646.5

1	See Caution Concerning Non-GAAP Measures.
2	See Note 18 in the unaudited interim consolidated financial statements.
3
This table contains a reconciliation of Net Utility Sales to revenue. The relevant sections of the table are derived from and should be read in conjunction with the unaudited consolidated statement of operations and Note 18 in the unaudited interim consolidated financial statements, “Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Net Utility Sales and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Net Utility Sales should not be construed as an alternative to revenue.

4
HLBV income represents the value of net tax attributes monetized by the Regulated Services Group in the period at the Luning and Turquoise Solar Facilities and the Neosho Ridge, Kings Point and North Fork Ridge Wind Facilities.

5
This table contains a reconciliation of Divisional Operating Profit to revenue for the Regulated Services Group. The relevant sections of the table are derived from and should be read in conjunction with the unaudited consolidated statement of operations and Note 18 in the unaudited interim consolidated financial statements, “Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and provides additional information related to the operating performance of the Regulated Services Group. Investors are cautioned that Divisional Operating Profit should not be construed as an alternative to revenue.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	20

2023 Third Quarter Operating Results
For the three months ended September 30, 2023, the Regulated Services Group reported revenue of $539.3 million (i.e., $351.0 million of regulated electricity distribution, $73.1 million of regulated gas distribution and $115.3 million of regulated water reclamation and distribution) as compared to revenue of $561.6 million in the comparable period in the prior year (i.e., $374.9 million of regulated electricity distribution, $79.6 million of regulated gas distribution and $107.1 million of regulated water reclamation and distribution).
For the three months ended September 30, 2023, the Regulated Services Group reported a Divisional Operating Profit (excluding corporate administration expenses) of $246.4 million as compared to $229.3 million for the comparable period in the prior year (see Caution Concerning Non-GAAP Measures).
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three months ended September 30
Prior Period Divisional Operating Profit[1]	$229.3
Existing Facilities
Electricity: Decrease is primarily due to unfavourable weather at the Empire Electric System. Additionally the lower wind pricing at the Empire Wind Facilities did not have a significant impact on operating profit as these amounts are largely recoverable through the Fuel Adjustment Clause.	(4.3)
Gas: Increase is due to higher Gas System Enhancement Plan ("GSEP") mechanism revenue at the New England Gas System.	3.2
Water: Increase is primarily due to organic growth at the Litchfield Park and Gold Canyon Water Systems.	0.9
Other: Increase is driven by higher interest income on regulatory asset accounts.	9.1
8.9
Rate Reviews
Electricity: Increase is primarily due to the implementation of new rates at the CalPeco, Empire, Granite State and BELCO Electric Systems.	6.1
Gas: Decrease is due to a one-time retroactive rate case adjustment for the St. Lawrence Gas System, partially offset by the implementation of new rates at the Peach State, EnergyNorth and New Brunswick Gas Systems.	(0.1)
Water: Increase is due to the implementation of new rates at the Park Water System.	1.1
7.1
Foreign Exchange	1.1
Current Period Divisional Operating Profit[1]	$246.4

1	See Caution Concerning Non-GAAP Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	21

2023 Year-to-Date Operating Results
For the nine months ended September 30, 2023, the Regulated Services Group reported revenue of $1,745.7 million (comprised of $993.4 million of regulated electricity distribution revenue, $453.7 million of regulated natural gas distribution revenue and $298.6 million of regulated water reclamation and distribution revenue) as compared to revenue of $1,691.5 million in the same period in the prior year (comprised of $951.2 million of regulated electricity distribution revenue, $465.0 million of regulated natural gas distribution revenue and $275.4 million of regulated water reclamation and distribution revenue).
For the nine months ended September 30, 2023, the Regulated Services Group reported a Divisional Operating Profit (excluding corporate administration expenses) of $715.8 million as compared to $646.5 million in the comparable period in the prior year (see Caution Concerning Non-GAAP Measures).
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Nine months ended September 30
Prior Period Divisional Operating Profit[1]	$646.5
Existing Facilities
Electricity: Decrease is primarily due to one-time insurance proceeds for the Neosho Ridge Facility received in 2022 and unfavourable weather at the Empire Electric System, partially offset by higher HLBV income at the Neosho Ridge Facility.	(4.3)
Natural Gas: Increase is primarily due to higher GSEP mechanism revenues at the New England Gas System partially offset by higher operating costs at the Peach State and Midstates Gas Systems.	0.2
Water: Increase is primarily due to organic growth at the Litchfield Park and Gold Canyon Water Systems.	2.1
Other: Increase is driven by higher interest income on regulatory asset accounts.	19.5
17.5
Rate Reviews
Electricity: Increase is primarily due to the implementation of new rates at the CalPeco Electric System with recoupment to the first quarter of 2022, as well as the implementation of new rates at the Empire, Granite State and BELCO Electric Systems.	38.8
Natural Gas: Increase is primarily due to the implementation of new rates at the EnergyNorth, New Brunswick, Peach State and Empire Gas Systems.	4.8
Water: Increase is due to the implementation of new rates at the Park Water System with one-time revenues from a recoupment to the third quarter of 2022.	7.2
50.8
Foreign Exchange	1.0
Current Period Divisional Operating Profit[1]	$715.8

1	See Caution Concerning Non-GAAP Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	22

Regulatory Proceedings
The following table summarizes the major regulatory proceedings currently underway or completed or effective in 2023 within the Regulated Services Group.

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Completed Rate Reviews
BELCO	Bermuda	General Rate Case ("GRC")	$34.8
On September 30, 2021, filed its revenue allowance application in which it requested a $34.8 million increase for 2022 and a $6.1 million increase for 2023. On March 18, 2022, the Regulatory Authority (“RA”) approved an annual increase of $22.8 million, for a revenue allowance of $224.1 million for 2022 and $226.2 million for 2023. The RA authorized a 7.16% rate of return, comprised of a 62% equity and an 8.92% return on equity (“ROE”). In April 2022, BELCO filed an appeal in the Supreme Court of Bermuda challenging the decisions made by the RA through the recent Retail Tariff Review. A hearing on the appeal occurred in May 2023 and a judgment is expected in the fourth quarter of 2023.

Gas New Brunswick	Canada	GRC	-$3.9
On November 22, 2021, filed its 2022 general rate application for a revenue decrease of $3.9 million based on the Energy & Utilities Board's decision authorizing a capital structure of 45% equity and an ROE of 8.5%. In January 2022, Gas New Brunswick appealed the Energy & Utilities Board's cost of capital decision. In May 2022, the Energy & Utilities Board issued a partial decision approving a decrease in annual revenues of $1.0 million to become effective in July 2022. In June 2022, the Court of Appeal found in favour of Gas New Brunswick and remanded the cost of capital case back to the Energy & Utilities Board. On December 22, 2022 the Energy & Utilities Board issued a Final Order and approved an annual revenue increase of $1.3 million based on an ROE of 9.8%. New rates became effective January 1, 2023.

Apple Valley Water System	California	GRC	$2.9
On July 2, 2021, filed an application requesting revenue increases of $2.9 million for 2022, $2.1 million for 2023, and $2.3 million for 2024 based on an ROE of 9.4% and on a 57% equity capital structure. The California Public Utilities Commission ("CPUC") Public Advocates Office issued its report in January 2022. Rebuttal testimony was filed in February 2022 and a hearing was held in March 2022. On February 3, 2023, the CPUC issued a Final Order authorizing an annual revenue increase of $1.5 million in 2022, and subsequent expected increases of $1.6 million and $1.5 million in 2023 and 2024, respectively. New rates became effective in March 2023 retroactive to July 1, 2022.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	23

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Park Water System	California	GRC	$5.5
On July 2, 2021, filed an application requesting revenue increases of $5.5 million for 2022, $1.8 million for 2023, and $1.8 million for 2024 based on an ROE of 9.4% and on a 57% equity capital structure. CPUC Public Advocates Office issued its report in January 2022. Rebuttal testimony was filed in February 2022 and a hearing was held in March 2022. On February 3, 2023, the CPUC issued a Final Order authorizing an annual revenue increase of $1.1 million in 2022, and subsequent expected increases of $1.5 million and $1.5 million in 2023 and 2024, respectively. New rates became effective in March 2023 retroactive to July 1, 2022.

CalPeco Electric System	California	GRC	$35.7	On May 28, 2021, filed an application requesting a revenue increase of $35.7 million for 2022 based on an ROE of 10.5% and on a 54% equity capital structure. CPUC Public Advocates Office issued its report on February 23, 2022 and CalPeco filed its rebuttal testimony in March 2022. In May 2022, a settlement was reached resolving all issues except ROE. The CPUC issued a Final Order on April 27, 2023 authorizing an annual revenue increase of $27.0 million. New rates became effective June 2023 retroactive to January 2022.
St. Lawrence Gas	New York	GRC	$4.1
On November 24, 2021, filed an application requesting a revenue increase of $3.4 million based on an ROE of 10.5% and a capital structure of 50% equity. On January 31, 2022, filed a supplemental filing to update the requested revenue increase to $4.1 million. New York State Department of Public Service Staff filed testimony on June 3, 2022 and St. Lawrence Gas filed rebuttal testimony on June 24, 2022. On March 31, 2023, a joint proposal was filed by the parties resolving all issues. On June 22, 2023, the Commission issued an Order approving the terms of the joint proposal and authorizing a revenue increase of $5.2 million to be implemented over three years. New rates became effective July 1, 2023.

Pine Bluff Water	Arkansas	GRC	$5.9
On September 30, 2022, filed an application seeking an increase in revenues of $5.9 million based on an ROE of 10.5% and an equity ratio of 52% to be phased in over three years. On August 4, 2023, the Arkansas Public Service Commission issued an Order approving a unanimous settlement agreement filed by the parties authorizing an annual revenue increase of $3.4 million. New rates became effective August 15, 2023.

Gas New Brunswick	New Brunswick	GRC	-$0.6
On March 3, 2023, filed an application for a revenue decrease of $0.6 million based on the Energy & Utilities Board's recent decisions authorizing a capital structure of 45% equity and an ROE of 9.8%. On September 21, 2023 the Energy & Utilities Board issued a decision authorizing a revenue decrease of $0.7 million.

Various	Various	Various	$0.1	On February 22, 2023, the Arizona Corporation Commission issued an Order approving the proposed consolidation of rates and tariffs for two wastewater utilities and new rates to be effective March 1, 2023.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

Utility	Jurisdiction	Regulatory Proceeding Type	Rate Request (millions)	Current Status
Pending Rate Reviews
Empire Electric	Arkansas	GRC	$7.3	On February 14, 2023, filed an application seeking an increase in revenues of $7.3 million based on an ROE of 10.25% and an equity ratio of 56% to be phased in over three years.
Granite State Electric	New Hampshire	GRC	$15.5
On May 5, 2023, filed an application seeking a permanent increase in revenues of $15.5 million based on an ROE of 10.35% and an equity ratio of 55%. Temporary rates of $5.5 million were implemented on July 1, 2023.

New York Water	New York	GRC	$39.7	On May 4, 2023, filed an application seeking an increase in revenues of $39.7 million based on an ROE of 10% and an equity ratio of 50%.
EnergyNorth Gas	New Hampshire	GRC	$27.5
On July 27, 2023, filed an application seeking an increase in revenues of $27.5 million based on an ROE of 10.35% and an equity ratio of 55%. Temporary rates of $8.7 million were approved by the Commission on October 31, 2023. The temporary rate increase is retroactive to October 1, 2023.

Proceedings related to the Midwest Extreme Weather Event and the Retirement of Asbury
The February 2021 extreme winter storm conditions experienced in Texas and parts of the central U.S. (the "Midwest Extreme Weather Event") resulted in an extraordinary increase in costs incurred by Empire Electric for the purchase of fuel and power on behalf of its customers.
When Empire Electric filed its most recent Missouri rate case (the "Empire Rate Case") in May 2021, a request to recover the costs related to the Midwest Extreme Weather Event was included. In July 2021, Missouri House Bill 734 was signed into law, creating an option for utilities to finance the recovery of extraordinary weather event costs through securitization (the "Securitization Statute"). When it filed its surrebuttal testimony in January 2022, Empire Electric removed all costs related to the Midwest Extreme Weather Event from its rate request. Pursuant to the Securitization Statute, Empire Electric sought authorization for the issuance of approximately $222 million in securitized utility tariff bonds associated with the Midwest Extreme Weather Event.
In addition, as part of its 2017 and 2019 Integrated Resource Plans (“IRPs”), Empire Electric analyzed the effects of retiring Asbury, a coal-fired generation unit that was constructed in 1970, and determined that doing so would generate significant savings to customers. Asbury was retired on March 1, 2020. On July 23, 2020, the Missouri Public Service Commission ("MPSC") issued an Administrative Accounting Order ("AAO") that directed Empire Electric to establish regulatory asset and liability accounts, beginning January 1, 2020, to reflect the impact of the closure of Asbury on operating and capital expenses in Missouri.
Empire Electric initially sought to recover its Asbury related revenues and expenses, along with the balance of the AAO, in the Empire Rate Case. Following the passage of the Securitization Statute, all Asbury related balances were removed from the Empire Rate Case and, on March 21, 2022, Empire Electric filed a petition to securitize the Asbury related balances pursuant to the Securitization Statute. Empire Electric sought authority to issue approximately $141 million in securitized utility tariff bonds for its Asbury costs, which include approximately $21 million in Asset Retirement Obligations, which are estimates of costs that Empire Electric will recover from the Asbury retirement but which have not yet been incurred.
On April 27, 2022, the MPSC issued an order consolidating, for purposes of hearing, the cases regarding the quantum financeable through securitization for Asbury and the Midwest Extreme Weather Event, which hearing was held the week of June 13, 2022. On August 18, 2022, and September 22, 2022, the MPSC issued and amended, respectively, a Report and Order authorizing Empire Electric to securitize approximately $290.4 million in qualified extraordinary costs (Midwest Extreme Weather Event), energy transition costs (Asbury) and upfront financing costs associated with the proposed securitization (the “Securitization Order”). The amounts authorized by the Securitization Order are generally consistent with the costs deferred by the Company in relation to these matters. Empire Electric filed a request for rehearing seeking reconsideration of the MPSC’s denial of recovery of five percent of the Midwest Extreme Weather Event costs, its calculation of accumulated deferred income taxes, and the exclusion of certain carrying charges associated with the Asbury plant, among other issues. On October 12, 2022, the MPSC denied all rehearing motions. Empire Electric appealed to the Missouri Court of Appeals – Western District on November 10, 2022. Oral arguments were heard in July 2023. On August 1, 2023, the court affirmed the amount eligible for securitization of $290.4 million. The Company intends to securitize in

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

line with the MPSC’s order to recover the costs associated with the Midwest Extreme Weather Event and the remaining book value of Asbury. The MPSC's order excludes a portion of carrying costs and taxes associated with Asbury, and the Company has incurred a one-time net loss of $63.5 million ($48.5 million net of tax).

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

RENEWABLE ENERGY GROUP

2023 Third Quarter and Year-to-Date Electricity Generation Performance
	Long Term Average Resource	Three months ended September 30		Long Term Average Resource	Nine months ended September 30
(Performance in GW-hrs sold)		2023	2022		2023	2022
Hydro Facilities:
Maritime Region	20.7	36.1	18.9	110.6	113.8	100.9
Quebec Region	62.3	74.1	68.9	200.7	218.1	217.9
Ontario Region	26.9	18.6	31.4	94.2	77.8	88.1
Western Region	23.8	19.0	20.8	52.4	40.8	41.9
	133.7	147.8	140.0	457.9	450.5	448.8
Canadian Wind Facilities:
St. Damase	16.9	11.0	15.0	54.2	44.9	54.3
St. Leon	87.9	69.1	81.6	308.8	257.3	309.6
Red Lily[1]	20.4	16.1	16.2	64.4	55.1	65.5
Morse	22.6	17.9	19.2	78.3	63.2	77.6
Amherst	43.2	22.6	31.1	161.9	126.8	151.9
Blue Hill[2]	134.4	101.5	111.8	482.8	356.9	324.0
EBR[3]	15.6	5.8	13.9	53.4	38.2	49.9
	341.0	244.0	288.8	1,203.8	942.4	1,032.8
U.S. Wind Facilities:
Sandy Ridge	29.9	20.5	20.4	114.7	79.5	93.8
Minonk	128.7	76.3	93.8	483.9	414.0	488.4
Senate	91.7	99.5	83.8	380.4	347.9	375.8
Shady Oaks	54.5	43.6	53.2	255.1	224.0	247.3
Odell[4]	155.1	121.1	144.2	593.8	535.5	618.4
Deerfield[4]	96.6	70.2	90.3	378.1	330.0	386.1
Sugar Creek[4]	134.1	79.3	98.1	512.2	429.4	468.4
Maverick Creek	419.1	327.9	301.6	1,440.4	1,118.1	1,258.3
Deerfield II5	70.8	32.8	—	165.6	91.6	—
Sandy Ridge II8	12.7	5.8	—	12.7	5.8	—
	1,193.2	877.0	885.4	4,336.9	3,575.8	3,936.5
Solar Facilities:
Cornwall	4.8	5.0	5.0	12.5	12.2	12.3
Bakersfield	25.0	20.2	21.7	64.2	52.5	57.3
Great Bay	56.2	57.1	64.4	168.1	165.1	170.6
Altavista	42.1	50.2	48.7	133.0	134.0	134.7
Croton	1.7	1.4	1.7	4.5	4.1	4.3
Dalewood[6]	0.3	0.2	—	0.8	0.7	—
	130.1	134.1	141.5	383.1	368.6	379.2
Renewable Energy Performance	1,798.0	1,402.9	1,455.7	6,381.7	5,337.3	5,797.3

Thermal Facilities:
Windsor Locks	N/A7	29.5	32.9	N/A7	87.1	97.8
Sanger	N/A7	0.7	65.6	N/A7	11.1	149.1
		30.2	98.5		98.2	246.9
Total Performance		1,433.1	1,554.2		5,435.5	6,044.2

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	27

1	AQN owns a 75% equity interest but accounts for the facility using the equity method. Figures show full energy produced by the facility.
2	The Blue Hill Wind Facility achieved COD on April 14, 2022. AQN owns a 20% equity interest but accounts for the facility using the equity method. Figures show expected LTAR and full energy produced by the facility during the quarter.
3	AQN owns a 50% equity interest but accounts for the facility using the equity method. Figures show full energy produced by the facility during the quarter.

4	AQN owns a 51% equity interest in the Sugar Creek, Odell and Deerfield Wind Facilities but consolidates the facilities for accounting purposes. Figures show full energy produced by the facilities during the quarter.
5
The Deerfield II Wind Facility achieved COD on March 23, 2023. Prior to June 15, 2023, AQN owned a 50% interest in the facility. On June 15, 2023, AQN acquired the remaining 50% interest that it did not previously own. Figures show full energy produced by the facility during the quarter.

6	The Dalewood Solar Facility achieved COD on December 21, 2022.
7	Natural gas fired co-generation facility.
8
The Sandy Ridge II Wind Facility achieved COD on September 16, 2023. AQN owns a 50% interest in the facility, but accounts for the facility using the equity method. Figures show full energy produced by the facility during the quarter.

2023 Third Quarter Renewable Energy Group Performance
For the three months ended September 30, 2023, the Renewable Energy Group generated 1,433.1 GW-hrs of electricity as compared to 1,554.2 GW-hrs during the same period in 2022.
For the three months ended September 30, 2023, the hydro facilities generated 147.8 GW-hrs of electricity as compared to 140.0 GW-hrs produced in the same period in 2022, an increase of 5.6%. Electricity generated represented 110.5% of LTAR as compared to 104.7% during the same period in 2022.
For the three months ended September 30, 2023, the wind facilities produced 1,121.0 GW-hrs of electricity as compared to 1,174.2 GW-hrs produced in the same period in 2022, a decrease of 4.53%. Excluding the Deerfield II Wind Facility, which achieved COD on March 23, 2023, and the Sandy Ridge II Wind Facility, which achieved COD on September 16, 2023, production was 7.8% below the same period last year. The wind facilities, including new facilities, generated electricity equal to 73.1% of LTAR as compared to 80.9% during the same period in 2022.
For the three months ended September 30, 2023, the solar facilities generated 134.1 GW-hrs of electricity as compared to 141.5 GW-hrs of electricity in the same period in 2022, a decrease of 5.2%. Excluding the Dalewood Solar Facility, which achieved COD on December 21, 2022, production was 5.4% below the same period last year. The solar facilities, including new facilities, generated electricity equal to 103.1% of LTAR as compared to 109.0% in the same period in 2022.
For the three months ended September 30, 2023, the thermal facilities generated 30.2 GW-hrs of electricity as compared to 98.5 GW-hrs of electricity during the same period in 2022. During the same period, the Windsor Locks Thermal Facility generated 96.4 billion lbs of steam as compared to 102.2 billion lbs of steam during the same period in 2022.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	28

2023 Year-to-Date Renewable Energy Group Performance
For the nine months ended September 30, 2023, the Renewable Energy Group generated 5,435.5 GW-hrs of electricity as compared to 6,044.2 GW-hrs during the same period in 2022.
For the nine months ended September 30, 2023, the hydro facilities generated 450.5 GW-hrs of electricity as compared to 448.8 GW-hrs produced in the same period in 2022, an increase of 0.4%. Electricity generated represented 98.4% of LTAR as compared to 98.0% during the same period in 2022.
For the nine months ended September 30, 2023, the wind facilities produced 4,518.2 GW-hrs of electricity as compared to 4,969.3 GW-hrs produced in the same period in 2022, a decrease of 9.1%. Excluding the Blue Hill Wind Facility, which achieved COD on April 14, 2022, the Deerfield II Wind Facility, which achieved COD on March 23, 2023, and the Sandy Ridge II Wind Facility, which achieved COD on September 16, 2023, production was 12.5% below the same period last year. The wind facilities generated electricity equal to 81.5% of LTAR as compared to 94.9% during the same period in 2022.
For the nine months ended September 30, 2023, the solar facilities generated 368.6 GW-hrs of electricity as compared to 379.2 GW-hrs of electricity produced in the same period in 2022, a decrease of 2.8%. Excluding the Dalewood Solar Facility, which achieved COD on December 21, 2022, production was 3.0% below the same period last year. The solar facilities generated electricity equal to 96.2% of LTAR as compared to 99.2% in the same period in 2022.
For the nine months ended September 30, 2023, the thermal facilities generated 98.2 GW-hrs of electricity as compared to 246.9 GW-hrs of electricity during the same period in 2022. For the nine months ended September 30, 2023, the Windsor Locks Thermal Facility generated 379.0 billion lbs of steam as compared to 389.8 billion lbs of steam during the same period in 2022.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	29

2023 Third Quarter and Year-to-Date Renewable Energy Group Operating Results
	Three months ended		Nine months ended
	September 30		September 30
(all dollar amounts in $ millions)	2023	2022	2023	2022
Revenue[1]
Hydro	$9.5	$15.5	$26.5	$38.3
Wind	37.4	40.7	140.0	156.4
Solar	9.7	11.8	24.4	27.6
Thermal	7.2	16.3	23.3	39.9
Total Non-Regulated Energy Sales	$63.8	$84.3	$214.2	$262.2
Less:
Cost of Sales - Energy[2]	(0.8)	(2.7)	(2.3)	(6.9)
Cost of Sales - Thermal	(3.1)	(11.0)	(13.2)	(29.4)
Net Energy Sales [3,4]	$59.9	$70.6	$198.7	$225.9
Renewable Energy Credits[5]	3.6	3.8	21.6	20.1
Other Revenue	1.1	—	3.9	0.3
Total Net Revenue	$64.6	$74.4	$224.2	$246.3
Expenses & Other Income
Operating expenses	(27.8)	(26.8)	(88.2)	(81.5)
Dividend, interest, equity and other income[6]	16.9	15.3	76.4	70.8
HLBV income[7]	12.5	8.5	50.9	75.9
Divisional Operating Profit[3,8,9]	$66.2	$71.4	$263.3	$311.5

1
Many of the Renewable Energy Group’s PPAs include annual rate increases. However, a change to the weighted average production levels resulting from higher average production from facilities that earn lower energy rates can result in a lower weighted average energy rate earned by the division as compared to the same period in the prior year.

2	Cost of Sales - Energy consists of energy purchases in the Maritime Region to manage the energy sales from the Tinker Hydro Facility which is sold to retail and industrial customers under multi-year contracts.
3	See Caution Concerning Non-GAAP Measures.
4
This table contains a reconciliation of Net Energy Sales to revenue. The relevant sections of the table are derived from and should be read in conjunction with the unaudited consolidated statement of operations and Note 18 in the unaudited interim consolidated financial statements, “Segmented information”. This supplementary disclosure is intended to more fully explain disclosures related to Net Energy Sales and provides additional information related to the operating performance of AQN. Investors are cautioned that Net Energy Sales should not be construed as an alternative to revenue.

5	Qualifying renewable energy projects receive renewable energy certificates (“RECs”) for the generation and delivery of renewable energy to the power grid. The RECs represent proof that 1 MW-hr of electricity was generated from an eligible energy source.
6
Includes dividends received from Atlantica and related parties (see Notes 6 and 13 in the unaudited interim consolidated financial statements) as well as the equity investment in the Stella, Cranell, East Raymond and West Raymond Wind Facilities (collectively, the "Texas Coastal Wind Facilities").

7
HLBV income represents the value of net tax attributes earned by the Renewable Energy Group in the period primarily from electricity generated by certain of its U.S. wind and U.S. solar generation facilities.
PTCs are earned as wind energy is generated based on a dollar per kW-hr rate prescribed in applicable federal and state statutes. For the nine months ended September 30, 2023, the Renewable Energy Group's eligible facilities generated 2,413.0 GW-hrs representing approximately $67.6 million in PTCs earned as compared to 3,689.2 GW-hrs representing $95.9 million in PTCs earned during the same period in 2022. The majority of the PTCs have been allocated to tax equity investors to monetize the value to AQN of the PTCs and other tax attributes which are the primary drivers of HLBV income offset by the return earned by the investor. Some PTCs have been utilized directly by the Company which has lowered its overall effective tax rate.

8	Certain prior year items have been reclassified to conform to current year presentation.
9
This table contains a reconciliation of Divisional Operating Profit to revenue for the Renewable Energy Group. The relevant sections of the table are derived from and should be read in conjunction with the unaudited consolidated statement of operations and Note 18 in the unaudited interim consolidated financial statements, “Segmented Information”. This supplementary disclosure is intended to more fully explain disclosures related to Divisional Operating Profit and provides additional information related to the operating performance of the Renewable Energy Group. Investors are cautioned that Divisional Operating Profit should not be construed as an alternative to revenue.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	30

2023 Third Quarter Operating Results
For the three months ended September 30, 2023, the Renewable Energy Group’s facilities generated operating revenue of $63.8 million (i.e., non-regulated energy sales) as compared to $84.3 million in the comparable period in the prior year.
For the three months ended September 30, 2023, the Renewable Energy Group's facilities generated $66.2 million of Divisional Operating Profit as compared to $71.4 million during the same period in 2022, which represents a decrease of $5.2 million or 7.3% (see Caution Concerning Non-GAAP Measures).
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Three months ended September 30
Prior Period Divisional Operating Profit[1]	$71.4
Existing Facilities and Investments
Hydro: Increase is primarily driven by lower purchased power in the Maritimes Region and higher production in the Hydro Quebec region.	1.1
Wind CA: Decrease is primarily due to lower wind resources across all Canadian Wind Facilities.	(2.5)
Wind U.S.: Decrease is primarily due to lower wind resources across the majority of the U.S. Wind Facilities.	(0.7)
Solar: Decrease is primarily driven by lower production at the majority of the solar facilities, and lower energy capture prices at the Altavista and Great Bay II Solar Facilities.	(3.0)
Thermal: Decrease is primarily driven by unfavourable energy market pricing at the Sanger and Windsor Locks Thermal Facilities.	(2.0)
Investment and Other:	(0.2)
(7.3)
New Facilities and Investments
Wind U.S.: Increase is primarily driven by the Deerfield II Wind Facility (achieved COD in March 2023).	2.9
Solar:	0.1
Other:	(0.1)
2.9
Foreign Exchange	(0.8)
Current Period Divisional Operating Profit[1]	$66.2

1	See Caution Concerning Non-GAAP Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	31

2023 Year-to-Date Operating Results
For the nine months ended September 30, 2023, the Renewable Energy Group's facilities generated operating revenue of $214.2 million (i.e., non-regulated energy sales) as compared to $262.2 million in the comparable period in the prior year.
For the nine months ended September 30, 2023, the Renewable Energy Group's facilities generated $263.3 million of Divisional Operating Profit as compared to $311.5 million during the same period in 2022, which represents a decrease of $48.2 million or 15.5% (see Caution Concerning Non-GAAP Measures).
Highlights of the changes are summarized in the following table:

(all dollar amounts in $ millions)	Nine months ended September 30
Prior Period Divisional Operating Profit[1]	$311.5
Existing Facilities
Hydro: Increase is primarily driven by favourable pricing and REC revenue for the Western Region.	1.9
Wind CA: Decrease is primarily due to lower wind resources across all Canadian wind facilities.	(8.2)
Wind U.S.: Decrease is primarily driven by lower wind resources across all U.S. wind facilities and lower HLBV income as a result of tax attribute eligibility on projects commissioned in 2012 ending.	(36.0)
Solar: Decrease is primarily driven by lower production across the majority of the solar facilities and lower HLBV income for the Great Bay I Solar Facility.	(9.5)
Thermal: Decrease is primarily driven by unfavourable energy market pricing at the Sanger and Windsor Locks Thermal Facilities.	(1.1)
Investments and other: Increase is due to higher equity income from the Texas Coastal Wind Facilities.	4.4
(48.5)
New Facilities and Investments
Wind U.S.: Increase is primarily driven by the Deerfield II Wind Facility (achieved COD in March 2023).	2.6
Solar:	0.1
Other: Increase is primarily driven by the Blue Hill Wind Facility (achieved COD in April 2022) and RNG Facilities (fully acquired in August 2022).	1.1
3.8
Foreign Exchange	(3.5)
Current Period Divisional Operating Profit[1]	$263.3

1	See Caution Concerning Non-GAAP Measures.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	32

AQN: CORPORATE AND OTHER EXPENSES

	Three months ended		Nine months ended
	September 30		September 30
(all dollar amounts in $ millions)	2023	2022	2023	2022
Corporate and other expenses:
Administrative expenses	$27.8	$23.4	$71.4	$61.0
Loss (gain) on foreign exchange	(2.9)	(5.0)	5.0	(0.3)
Interest expense	94.2	75.0	265.8	197.6
Depreciation and amortization	104.8	108.2	344.9	340.7
Change in value of investments carried at fair value	220.8	300.4	352.8	484.4
Interest, dividend, equity, and other loss[1]	3.7	1.6	8.5	5.7
Pension and other post-employment non-service costs	4.9	1.5	15.2	6.4
Other net losses	75.2	5.9	119.0	19.3
Loss (gain) on derivative financial instruments	(0.7)	(0.5)	(3.9)	2.0
Income tax recovery	(53.8)	(19.5)	(85.1)	(32.9)

1	Excludes income directly pertaining to the Regulated Services and Renewable Energy Groups (disclosed in the relevant sections).
2023 Third Quarter Corporate and Other Expenses
For the three months ended September 30, 2023, administrative expenses totaled $27.8 million as compared to $23.4 million in the same period in 2022. The increase is primarily due to technology costs, including costs associated with cyber security, as well as costs previously shown as operating expenses now shown within administrative expenses as the Company increased usage of its shared services model in an effort to drive future operational efficiencies.
For the three months ended September 30, 2023, interest expense totaled $94.2 million as compared to $75.0 million in the same period in 2022. The increase was approximately one-third due to the funding of capital deployed in the second half of 2022 and first half of 2023 and two-thirds due to the increase in interest rates on variable rate borrowings.
For the three months ended September 30, 2023, depreciation expense totaled $104.8 million as compared to $108.2 million in the same period in 2022.
For the three months ended September 30, 2023, change in investments carried at fair value totaled a loss of $220.8 million as compared to a loss of $300.4 million in the same period in 2022. The Company records certain of its investments, including Atlantica, using the fair value method and accordingly any change in the fair value of the investment is recorded in the consolidated statement of operations (see Note 6 in the unaudited interim consolidated financial statements).
For the three months ended September 30, 2023, pension and post-employment non-service costs totaled $4.9 million as compared to $1.5 million in the same period in 2022. The increase was primarily due to higher interest costs and lower expected return on plan assets.
For the three months ended September 30, 2023, other net losses were $75.2 million as compared to $5.9 million in the same period in 2022. The increase was primarily due to the Securitization Write-Off of $63.5 million. See Note 16 in the unaudited interim consolidated financial statements.
For the three months ended September 30, 2023, the gain on derivative financial instruments totaled $0.7 million as compared to a gain of $0.5 million in the same period in 2022. AQN uses derivative instruments to manage exposure to changes in commodity prices, foreign exchange rates, and interest rates. Both the gains and losses in the third quarter of 2023 and 2022, respectively, were primarily related to mark-to-markets on interest rate derivatives.
For the three months ended September 30, 2023, an income tax recovery of $53.8 million was recorded as compared to an income tax recovery of $19.5 million during the same period in 2022. The increase in income tax recovery was primarily due to the tax benefit associated with lower earnings, including other net losses and accrued tax credits, partially offset by the tax impact associated with the change in fair value of the investment in Atlantica. For the three months ended September 30, 2023, the Company accrued $15.0 million of ITCs and PTCs primarily associated with renewable energy projects that have either been placed in service or are expected to be placed in service by the end of 2023 as compared to an $8.3 million reversal recorded in the same period in 2022. Primarily as a result of the declining share price of Atlantica, management, evaluated whether a charge should be made against its Canadian net deferred tax assets and concluded that it was not necessary at this time. See Note 15 in the unaudited interim consolidated financial statements for further discussion.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	33

2023 Year-to-Date Corporate and Other Expenses
During the nine months ended September 30, 2023, administrative expenses totaled $71.4 million as compared to $61.0 million in the same period in 2022. The increase is primarily due to technology costs, including costs associated with cyber security, as well as costs previously shown as operating expenses now shown within administrative expenses as the Company increased usage of its shared services model in an effort to drive future operational efficiencies.
For the nine months ended September 30, 2023, interest expense totaled $265.8 million as compared to $197.6 million in the same period in 2022. The increase was approximately one-third due to the funding of capital deployed in the second half of 2022 and first half of 2023 and two-thirds due to the increase in interest rates on variable rate borrowings.
For the nine months ended September 30, 2023, depreciation expense totaled $344.9 million as compared to $340.7 million in the same period in 2022. The increase was primarily due to higher overall property, plant and equipment.
For the nine months ended September 30, 2023, change in investments carried at fair value totaled a loss of $352.8 million as compared to a loss of $484.4 million in the same period in 2022. The Company records certain of its investments, including Atlantica, using the fair value method and accordingly any change in the fair value of the investment is recorded in the consolidated statement of operations (see Note 6 in the unaudited interim consolidated financial statements).
For the nine months ended September 30, 2023, pension and post-employment non-service costs totaled $15.2 million as compared to $6.4 million in the same period in 2022. The increase was primarily due to higher interest cost and lower expected return on plan assets.
For the nine months ended September 30, 2023, other net losses were $119.0 million as compared to $19.3 million in the same period in 2022. The increase was primarily due to the $46.5 million Kentucky Power Impairment and the Securitization Write-Off of $63.5 million partially offset by an $12.0 million contingent gain resulting from settlement of the purchase price of the Suralis Water System acquired in 2020. See Note 16 in the unaudited interim consolidated financial statements.
For the nine months ended September 30, 2023, the gain on derivative financial instruments totaled $3.9 million as compared to a loss of $2.0 million in the same period in 2022. AQN uses derivative instruments to manage exposure to changes in commodity prices, foreign exchange rates, and interest rates. Both the gains and losses for the nine months ended September 30, 2023 and for the nine months ended September 30, 2022, respectively, were primarily related to mark-to-markets on interest rate derivatives.
For the nine months ended September 30, 2023, an income tax recovery of $85.1 million was recorded as compared to an income tax recovery of $32.9 million during the same period in 2022. The increase in income tax recovery was primarily due to the tax benefit associated with lower earnings, including other net losses and accrued tax credits, partially offset by the tax impact associated with the change in fair value of the investment in Atlantica. For the nine months ended September 30, 2023, the Company accrued $35.5 million of ITCs and PTCs primarily associated with renewable energy projects that have either been placed in service or are expected to be placed in service by the end of 2023 as compared to $13.7 million recorded in the same period in 2022. Primarily as a result of the declining share price of Atlantica, management, evaluated whether a charge should be made against its Canadian net deferred tax assets and concluded that it was not necessary at this time. See Note 15 in the unaudited interim consolidated financial statements for further discussion.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	34

NON-GAAP FINANCIAL MEASURES
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three months ended		Nine months ended
	September 30		September 30
(all dollar amounts in $ millions)	2023	2022	2023	2022
Net loss attributable to shareholders	$(174.5)	$(195.2)	$(157.6)	$(137.6)
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV	6.2	5.2	36.9	12.8
Income tax recovery	(53.8)	(19.5)	(85.1)	(32.9)
Interest expense	94.2	75.0	265.8	197.6
Other net losses[1]	75.2	5.9	119.0	19.3
Unrealized loss on energy derivatives included in revenue[2]	7.1	0.1	7.0	3.0
Pension and post-employment non-service costs	4.9	1.5	15.2	6.4
Change in value of investments carried at fair value[3]	220.8	300.4	352.8	484.4
Loss (gain) on derivative financial instruments	(0.7)	(0.5)	(3.9)	2.0
Loss (gain) on foreign exchange	(2.9)	(5.0)	5.0	(0.3)
Depreciation and amortization	104.8	108.2	344.9	340.7
Adjusted EBITDA	$281.3	$276.1	$900.0	$895.4

1	See Note 16 in the unaudited interim consolidated financial statements.
2
Includes $7.1 million of unrealized losses on derivatives included in equity income for the three months ended September 30, 2023. See Note 6 in the unaudited interim consolidated financial statements.

3	See Note 6 in the unaudited interim consolidated financial statements.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	35

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three months ended		Nine months ended
	September 30		September 30
(all dollar amounts in $ millions except per share information)	2023	2022	2023	2022
Net loss attributable to shareholders	$(174.5)	$(195.2)	$(157.6)	$(137.6)
Add (deduct):
Loss (gain) on derivative financial instruments	(0.7)	(0.5)	(3.9)	2.0
Other net losses[1]	75.2	5.9	119.0	19.3
Loss (gain) on foreign exchange	(2.9)	(5.0)	5.0	(0.3)
Unrealized loss on energy derivatives included in revenue[2]	7.1	0.1	7.0	3.0
Change in value of investments carried at fair value[3]	220.8	300.4	352.8	484.4
Adjustment for taxes related to above	(45.7)	(32.2)	(66.9)	(46.9)
Adjusted Net Earnings	$79.3	$73.5	$255.4	$323.9
Adjusted Net Earnings per common share	$0.11	$0.11	$0.36	$0.47

1	See Note 16 in the unaudited interim consolidated financial statements.
2
Includes $7.1 million of unrealized losses on derivatives included in equity income for the three months ended September 30, 2023. See Note 6 in the unaudited interim consolidated financial statements.

3	See Note 6 in the unaudited interim consolidated financial statements.

For the three months ended September 30, 2023, Adjusted Net Earnings totaled $79.3 million as compared to Adjusted Net Earnings of $73.5 million for the same period in 2022, an increase of $5.8 million.

For the nine months ended September 30, 2023, Adjusted Net Earnings totaled $255.4 million as compared to Adjusted Net Earnings of $323.9 million for the same period in 2022, an increase of $68.5 million.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	36

Reconciliation of Adjusted Funds from Operations to Cash Provided by Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash provided by operating activities in accordance with U.S GAAP.
The following table shows the reconciliation of cash provided by operating activities to Adjusted Funds from Operations exclusive of these items:

	Three months ended		Nine months ended
	September 30		September 30
(all dollar amounts in $ millions)	2023	2022	2023	2022
Cash provided by operating activities	$132.6	$102.9	$427.3	$404.5
Add (deduct):
Changes in non-cash operating items	34.8	95.7	88.1	180.5
Production based cash contributions from non-controlling interests	—	—	9.1	6.2
Acquisition-related costs	—	4.0	—	7.9
Adjusted Funds from Operations	$167.4	$202.6	$524.5	$599.1
For the three months ended September 30, 2023, Adjusted Funds from Operations totaled $167.4 million as compared to Adjusted Funds from Operations of $202.6 million for the same period in 2022, a decrease of $35.2 million.
For the nine months ended September 30, 2023, Adjusted Funds from Operations totaled $524.5 million as compared to Adjusted Funds from Operations of $599.1 million for the same period in 2022, a decrease of $74.6 million.
SUMMARY OF PROPERTY, PLANT AND EQUIPMENT EXPENDITURES

	Three months ended		Nine months ended
	September 30		September 30
(all dollar amounts in $ millions)	2023	2022	2023	2022
Regulated Services Group
Rate Base Maintenance[1]	87.7	$81.9	258.0	238.0
Rate Base Growth	60.1	139.9	256.9	416.3
Property, Plant & Equipment Acquired[2]	—	—	—	609.0
	$147.8	$221.8	$514.9	$1,263.3

Renewable Energy Group	$55.8	$27.8	$287.7	$73.2
Total Capital Expenditures	$203.6	$249.6	$802.6	$1,336.5

1	Maintenance expenditures are calculated based on the depreciation expense for the period.
2	Includes expenditures on Property, Plant & Equipment, equity-method investees, and acquisitions of operating entities that may have been jointly developed by the Company with another third party developer. Excludes temporary advances to joint venture partners in connection with capital projects under development or construction.
2023 Third Quarter Property, Plant and Equipment Expenditures
During the three months ended September 30, 2023, the Regulated Services Group made capital expenditures of $147.8 million as compared to $221.8 million during the same period in 2022. The Regulated Services Group's investments during the third quarter of 2023 were primarily related to the construction of transmission and distribution main replacements, work on new and existing substation assets, and initiatives relating to the safety and reliability of water, electric and natural gas systems.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	37

During the three months ended September 30, 2023, the Renewable Energy Group made capital expenditures of $55.8 million as compared to $27.8 million during the same period in 2022. The Renewable Energy Group's investments during the third quarter of 2023 were primarily related to the development and/or construction of various projects and ongoing maintenance capital at existing operating sites.
2023 Year-to-Date Property Plant and Equipment Expenditures
During the nine months ended September 30, 2023, the Regulated Services Group incurred capital expenditures of $514.9 million as compared to $1,263.3 million during the same period in 2022. The Regulated Services Group's investments in 2023 were primarily related to the construction of transmission and distribution main replacements, work on new and existing substation assets, and initiatives relating to the safety and reliability of electric and natural gas systems. The Regulated Services Group's investments in 2022 included $609.0 million for the acquisition of Liberty Utilities (New York Water) Corp. (formerly New York American Water Company Inc.).
During the nine months ended September 30, 2023, the Renewable Energy Group incurred capital expenditures of $287.7 million as compared to $73.2 million during the same period in 2022. The Renewable Energy Group's investments in 2023 were primarily related to the acquisition of the previously unowned portion of the Deerfield II Wind Facility and the development and/or construction of various projects and ongoing sustaining capital at existing operating sites.
2023 Capital Investments
The following discussion should be read in conjunction with the Caution Concerning Forward-Looking Statements and Forward-Looking Information section of this MD&A.
The Company expects to spend approximately $1.0 billion on capital investment opportunities in the 2023 fiscal year. Actual expenditures in 2023 may vary due to, among other things, the timing of project investments and acquisitions, the availability of financing on acceptable terms, and realized foreign exchange rates.
The Regulated Services Group expects to spend approximately $700 million over the course of 2023 on continued efforts to expand operations, improve the reliability of the utility systems and broaden the technologies used to better serve its service areas. Project spending includes capital for structural improvements, specifically in relation to refurbishing substations, replacing poles and wires, drilling and equipping wells, main replacements, and reservoir pumping stations.
The Renewable Energy Group expects to spend approximately $300 million over the course of 2023 to (i) develop or further invest in development and construction (as applicable) of the Renewable Energy Group's wind, solar, and renewable natural gas projects, and (ii) with respect to various operational solar, thermal, hydro and wind assets to comply with safety regulations and drive operational efficiencies.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	38

LIQUIDITY AND CAPITAL RESERVES
AQN has revolving credit and letter of credit facilities as well as separate credit facilities for the Regulated Services Group and the Renewable Energy Group to manage the liquidity and working capital requirements of each division (collectively the “Bank Credit Facilities”).
Bank Credit Facilities
The following table sets out the Bank Credit Facilities available to AQN and its operating groups as at September 30, 2023:

	As at September 30, 2023							As at December 31, 2022
(all dollar amounts in $ millions)	Corporate		Regulated Services Group		Renewable Energy Group		Total	Total
Revolving and term credit facilities	$1,075.0	[1]	$2,381.8	[2]	$1,100.0	[3]	$4,556.8	$4,513.3
Funds drawn on facilities/ commercial paper issued	(622.0)		(1,561.5)		(301.0)		(2,484.5)	(1,532.5)
Letters of credit issued	(39.0)		(39.2)		(359.4)		(437.6)	(465.2)
Liquidity available under the facilities	414.0		781.1		439.6		1,634.7	2,515.6
Undrawn portion of uncommitted letter of credit facilities	(39.5)		—		(241.2)		(280.7)	(226.9)
Cash on hand							94.8	57.6
Total Liquidity and Capital Reserves	$374.5		$781.1		$198.4		$1,448.8	$2,346.3

[1] Includes a $75 million uncommitted standalone letter of credit facility.
[2] Includes $171.3 million fully drawn term facilities of Suralis and BELCO as at September 30, 2023 ($163.3 million as at December 31, 2022).
[3] Includes $600 million of uncommitted standalone letter of credit facilities.

Corporate
As at September 30, 2023, the Company's $1.0 billion senior unsecured revolving credit facility (the "Corporate Credit Facility") had $622.0 million drawn and had $3.5 million of outstanding letters of credit. The Corporate Credit Facility matures on March 31, 2028.
As at September 30, 2023, the Company had also issued $35.5 million of letters of credit from its $75.0 million uncommitted letter of credit facility.
Regulated Services Group
As at September 30, 2023, the Regulated Services Group's $1.0 billion senior unsecured revolving credit facility (the "Long Term Regulated Services Credit Facility") had $316.0 million drawn and had $39.2 million of outstanding letters of credit. The Long Term Regulated Services Credit Facility matures on April 29, 2027. As at September 30, 2023, the Regulated Services Group had $368.2 million of commercial paper issued and outstanding. As at September 30, 2023, the Regulated Services Group's $500.0 million senior unsecured revolving credit facility (the "Short Term Regulated Services Credit Facility") had no amounts drawn and no outstanding letters of credit. Subsequent to quarter end, on October 27, 2023, the Company extended the maturity date of the Short Term Regulated Services Credit Facility from February 28, 2024 to October 25, 2024.
As at September 30, 2023, the Regulated Services Group's $75.0 million senior unsecured revolving credit facility (the "Bermuda Credit Facility") had $75.0 million drawn.
As at September 30, 2023, the Regulated Services Group's $25.0 million senior unsecured bilateral revolving credit facility (the "Bermuda Working Capital Facility") had $20.5 million drawn. Subsequent to quarter end, on October 27, 2023, the Company amended and restated the Bermuda Working Capital Facility by adding a $25 million accordion clause.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	39

As at September 30, 2023, the Regulated Services Group’s senior unsecured syndicated delayed draw term facility (the “Regulated Services Delayed Draw Term Facility”) had $610.4 million drawn in connection with the acquisition of Liberty NY Water. Subsequent to quarter end, on October 27, 2023, the Company extended the maturity date of the Regulated Services Delayed Draw Term Facility from November 29, 2023 to October 25, 2024.
Renewable Energy Group
As at September 30, 2023, the Renewable Energy Group's $500.0 million senior unsecured syndicated revolving credit facility (the "Renewable Energy Credit Facility") had $301.0 million drawn and had $0.6 million in outstanding letters of credit. The Renewable Energy Credit Facility matures on July 22, 2027.
As at September 30, 2023, the Renewable Energy Group's bank lines consisted of $600.0 million letter of credit facilities (the "Renewable Energy LC Facilities"), including a $250.0 million uncommitted bilateral letter of credit facility and a $350.0 million uncommitted letter of credit facility. As at September 30, 2023, the Renewable Energy LC Facilities had $358.8 million in outstanding letters of credit.

Long Term Debt
On July 31, 2023, the Company repaid a $75.0 million senior unsecured note on its maturity.
Subsequent to quarter end, on November 1, 2023, the Company repaid a $5.0 million senior unsecured note on its maturity.
Subsequent to quarter end, on November 6, 2023, the Company redeemed all $287.5 million of its 6.875% fixed-to-floating subordinated notes - series 2018-A at a redemption price equal to 100% of the principal amount, together with accrued and unpaid interest.
Issuance of approximately $1.1 Billion of Subordinated Notes
On January 18, 2022, the Company closed (i) an underwritten public offering in the United States of $750 million aggregate principal amount of 4.75% fixed-to-fixed reset rate junior subordinated notes series 2022-B due January 18, 2082 (the "U.S. Notes"); and (ii) an underwritten public offering in Canada of C$400 million aggregate principal amount of 5.25% fixed-to-fixed reset rate junior subordinated notes series 2022-A due January 18, 2082 (the "Canadian Notes" and, together with the U.S. Notes, the "Notes"). The following table summarizes the expected use of the net proceeds from the offerings of the Notes compared to the actual use of such net proceeds:

Expected Use of Net Proceeds	Actual Use of Net Proceeds
As disclosed in the Company’s prospectus supplements dated January 12, 2022 relating to the offerings of the Notes, the Company previously expected that the net proceeds of the offerings of the Notes would be used to partially finance the proposed acquisition of Kentucky Power Company and AEP Kentucky Transmission Company, Inc. (the “Kentucky Power Acquisition”); provided that, in the “short-term”, prior to the closing of the Kentucky Power Acquisition, the Company expected to use the net proceeds to reduce indebtedness as follows: (i) approximately $385.0 million to the Corporate Credit Facility; (ii) approximately $40.0 million to the Renewable Energy Credit Facility; (iii) approximately $415.0 million of commercial paper issued by Liberty Utilities Co. (“Liberty Utilities”); and (iv) approximately $219.9 million to the Long Term Regulated Services Credit Facility.	As a result of the termination of the Kentucky Power Acquisition on April 17, 2023 (the “Kentucky Power Transaction Termination”), the Company’s actual use of the net proceeds from the offerings of the Notes is the reduction of indebtedness in such amounts as previously disclosed as the "short-term" use of the proceeds.
Credit Ratings
AQN has a long term consolidated corporate credit rating of BBB from Standard & Poor’s Financial Services LLC, (“S&P”), a BBB rating from DBRS Limited (“DBRS”) and a BBB issuer rating from Fitch Ratings Inc. (“Fitch”). Liberty Utilities has a corporate credit rating of BBB from S&P, a BBB issuer rating from Fitch and a Baa2 issuer rating from Moody’s Investor Service, Inc. (“Moody's”). Debt issued by Liberty Utilities Finance GP1 (“Liberty GP”) has a rating of BBB (high) from DBRS, BBB+ from Fitch, BBB from S&P and Baa2 from Moody's. Empire has an issuer rating of BBB from S&P and a Baa1 rating from Moody's. Liberty Utilities (Canada) LP, the parent company for the Canadian regulated utilities under the Regulated Services Group, has an issuer rating of BBB from DBRS. Algonquin Power Co. (“APCo”) has a BBB issuer rating from S&P, a BBB issuer rating from DBRS and a BBB issuer rating from Fitch.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	40

In April 2023, following the announcement of the Kentucky Power Transaction Termination, each of DBRS, Fitch, S&P and Moody’s made announcements regarding the credit ratings of the Corporation and its subsidiaries. DBRS and Fitch both affirmed their ratings and stable outlook on the Corporation and its subsidiaries, S&P affirmed its ratings and revised its outlooks to stable from negative on the Corporation and its subsidiaries and Moody’s affirmed its ratings and stable outlooks on Liberty Utilities and Liberty GP.
In May 2023, following the announcement of the strategic review of the Renewable Energy Group, S&P placed APCo on credit watch with negative implications. APCo is the parent company for the U.S. and Canadian generating assets under the Renewable Energy Group. In August 2023, following the conclusion of the strategic review and the Company’s announcement that it will pursue the sale of its renewable energy business, S&P and Fitch made announcements regarding the credit ratings of the Corporation and its subsidiaries. S&P affirmed its ratings on AQN and its regulated utility subsidiaries and revised the outlook on APCo from credit watch with negative implications to developing. Fitch affirmed the ratings of AQN and placed APCo on rating watch evolving. Both S&P and Fitch expect to resolve their respective rating watch on APCo once more details are known on the transaction.
Contractual Obligations
Information concerning contractual obligations as of September 30, 2023 is shown below:

(all dollar amounts in $ millions)	Total	Due in less than 1 year	Due in 1 to 3 years	Due in 4 to 5 years	Due after 5 years
Principal repayments on debt obligations[1,2]	$8,395.7	$1,573.9	$142.5	$2,983.2	$3,696.1
Advances in aid of construction	88.3	2.9	—	—	85.4
Interest on long-term debt obligations[2]	5,186.8	328.8	595.4	444.5	3,818.1
Purchase obligations	646.9	646.9	—	—	—
Environmental obligations	45.6	8.7	16.2	2.2	18.5
Derivative financial instruments:
Cross currency interest rate swaps	43.4	3.0	5.6	7.3	27.5
Energy derivative and commodity contracts	83.9	18.4	33.3	19.7	12.5
Purchased power	250.7	44.8	47.7	25.2	133.0
Gas delivery, service and supply agreements	450.1	103.1	117.9	67.1	162.0
Service agreements	561.6	72.1	117.9	99.4	272.2
Capital projects	21.8	21.8	—	—	—
Land easements	569.1	14.0	28.6	29.3	497.2
Contract adjustment payments on equity units	57.7	57.7	—	—	—
Other obligations	299.2	29.4	3.2	2.5	264.1
Total Obligations[3]	$16,700.8	$2,925.5	$1,108.3	$3,680.4	$8,986.6

1	Exclusive of deferred financing costs, bond premium/discount, and fair value adjustments at the time of issuance or acquisition.
2
The Company's subordinated unsecured notes have a maturity in 2079 and 2082, respectively. However, the Company currently anticipates repaying such notes in advance of maturity upon exercise of the Company’s redemption rights in accordance with the terms of the applicable indenture.

3	Excludes performance guarantees and other commitments on behalf of variable interest entities. See Note 6(a) in the unaudited interim consolidated financial statements.
Equity
The common shares of AQN are publicly traded on the Toronto Stock Exchange ("TSX") and the New York Stock Exchange ("NYSE") under the trading symbol "AQN". As at November 8, 2023, AQN had 689,140,029 issued and outstanding common shares.
AQN may issue an unlimited number of common shares. The holders of common shares are entitled to dividends, if and when declared; to one vote for each share at meetings of the holders of common shares; and to receive a pro rata share of any remaining property and assets of AQN upon liquidation, dissolution or winding up of AQN. All common shares are of the same class and with equal rights and privileges and are not subject to future calls or assessments.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

AQN is also authorized to issue an unlimited number of preferred shares, issuable in one or more series, containing terms and conditions as approved by the Board. As at November 9, 2023, AQN had outstanding:
•4,800,000 cumulative rate reset Series A preferred shares, yielding 5.162% annually for the five-year period ending on December 31, 2023: and
•4,000,000 cumulative rate reset Series D preferred shares, yielding 5.091% annually for the five year period ending on March 31, 2024.
In addition, AQN’s outstanding equity units (the "Green Equity Units") (that are in the form of "corporate units") are listed on the NYSE under the ticker symbol "AQNU". As at November 9, 2023, there were 23,000,000 Green Equity Units outstanding. Pursuant to the purchase contract forming part of each outstanding Green Equity Unit, holders are required to purchase AQN common shares by no later than June 15, 2024. The minimum settlement rate under each purchase contract is 2.7778 common shares and the maximum settlement rate is 3.3333 common shares, resulting in a minimum of 63,889,400 common shares and a maximum of 76,665,900 common shares issuable on settlement of the purchase contracts.
During the three months ended September 30, 2023, 100 Series C preferred shares of AQN that had previously been issued in exchange for 100 Class B limited partnership units of St. Leon Wind Energy LP were redeemed for $14.5 million, and a loss of $2.4 million related to the redemption has been recognized.
Declaration of 2023 Fourth Quarter Dividend of $0.1085 (C$0.1497) per Common Share
AQN currently targets annual growth in dividends payable to shareholders underpinned by increases in earnings and cash flow.
The Board has declared a fourth quarter 2023 dividend of $0.1085 per common share payable on January 15, 2024 to shareholders of record on December 29, 2023.
The Canadian dollar equivalent for the fourth quarter 2023 dividend is C$0.1497 per common share.
The previous four quarter U.S. and Canadian dollar equivalent dividends per common share have been as follows:

	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Total
U.S. dollar dividend	$0.1085	$0.1085	$0.1085	$0.1085	$0.4340
Canadian dollar equivalent	$0.1495	$0.1453	$0.1460	$0.1497	$0.5905
C$800 million Bought Deal Common Equity Offering
On November 8, 2021, AQN closed a bought deal common share offering for gross proceeds of approximately C$800 million (the "Bought Deal Offering"). The following table summarizes the expected use of the net proceeds from the Bought Deal Offering compared to the actual use of such net proceeds:

Expected Use of Net Proceeds	Actual Use of Net Proceeds
As disclosed in the Company’s final short form prospectus dated November 3, 2021 relating to the Bought Deal Offering, the Company expected that the net proceeds of the Bought Deal Offering would be used to partially finance the Kentucky Power Acquisition; provided that, in the “short-term”, prior to the closing of the Kentucky Power Acquisition, the Company expected to use the net proceeds to reduce indebtedness as follows: (i) approximately $267.0 million to the Corporate Credit Facility; (ii) approximately $490.0 million to the Long Term Regulated Services Credit Facility; and (iii) approximately $11.0 million to Liberty Utilities’ commercial paper program.	As a result of the Kentucky Power Transaction Termination, the Company’s actual use of the net proceeds from the Bought Deal Offering is the reduction of indebtedness in such amounts as previously disclosed as the "short-term" use of the proceeds.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	42

At-The-Market Equity Program
On August 15, 2022, AQN re-established an at-the-market equity program (“ATM Program”) that allows the Company to issue up to $500 million of common shares from treasury to the public from time to time, at the Company’s discretion, at the prevailing market price when issued on the TSX, the NYSE or any other existing trading market for the common shares of the Company in Canada or the United States.
During the nine months ended September 30, 2023, the Company did not issue any common shares under its ATM Program. On January 12, 2023, AQN announced that no new common equity financings were expected through the end of 2024.
As at November 9, 2023, the Company had issued, since the inception of its initial ATM Program in 2019, a cumulative total of 36,814,536 common shares at an average price of $15.00 per share for gross proceeds of approximately $551.1 million (approximately $544.3 million net of commissions). Other related costs, primarily related to the establishment and subsequent re-establishments of the ATM Program, were approximately $4.8 million.
Dividend Reinvestment Plan
Effective March 16, 2023, AQN suspended its shareholder dividend reinvestment plan ("the Reinvestment Plan") for registered holders of common shares of AQN. Effective for the first quarter 2023 dividend (paid on April 14, 2023 to shareholders of record on March 31, 2023), shareholders participating in the Reinvestment Plan began receiving cash dividends. If the Company elects to reinstate the Reinvestment Plan in the future, shareholders who were enrolled in the Reinvestment Plan at its suspension and remain enrolled at reinstatement will automatically resume participation in the Reinvestment Plan.
As at September 30, 2023, 168,595,101 common shares representing approximately 24% of total common shares outstanding had been registered with the Reinvestment Plan. On January 13, 2023, 4,370,289 common shares were issued under the Reinvestment Plan in connection with the Company's fourth quarter 2022 dividend.
SHARE-BASED COMPENSATION PLANS
For the three and nine months ended September 30, 2023, AQN recorded $3.9 million and $7.8 million in total share-based compensation expense, respectively, as compared to $3.1 million and $6.6 million for the same periods in 2022. The compensation expense is recorded as part of operating expenses in the consolidated statement of operations. The portion of share-based compensation costs capitalized as cost of construction is insignificant.
As at September 30, 2023, total unrecognized compensation costs related to non-vested share-based awards was $27.3 million and is expected to be recognized over a period of 2.01 years.
Stock Option Plan
AQN has a stock option plan that permits the grant of share options to officers, directors, employees and selected service providers. Except in certain circumstances, the term of an option shall not exceed ten (10) years from the date of the grant of the option.
AQN determines the fair value of options granted using the Black-Scholes option-pricing model. The estimated fair value of options, including the effect of estimated forfeitures, is recognized as an expense on a straight-line basis over the options’ vesting periods while ensuring that the cumulative amount of compensation cost recognized at least equals the value of the vested portion of the award at that date. During the nine months ended September 30, 2023, the Company granted 1,368,744 options to executives of the Company. The options allow for the purchase of common shares at a weighted average price of C$10.76, the market price of the underlying common share at the date of grant. One-third of the options vest on each of December 31, 2023, 2024 and 2025. The options may be exercised up to eight years following the date of grant. No stock options were exercised during the nine months ended September 30, 2023.
As at September 30, 2023, a total of 3,450,222 options were issued and outstanding under the stock option plan.
Performance and Restricted Share Units
AQN issues performance share units (“PSUs”) and restricted share units ("RSUs") to certain employees as part of AQN’s long-term incentive program. During the nine months ended September 30, 2023, the Company granted (including dividends) a combined total of 2,478,885 PSUs and RSUs to employees of the Company. The awards vest based on the terms of each agreement ranging from February 2023 to January 2025. During the nine months ended September 30, 2023, the Company settled 857,937 PSUs, of which 422,289 PSUs were exchanged for common shares issued from treasury and 435,648 PSUs were settled at their cash value as payment for tax withholdings related to the settlement of the PSUs.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis

As at September 30, 2023, a combined total of 3,567,972 PSUs and RSUs were granted and outstanding under the performance and restricted share unit plan.
Directors' Deferred Share Units
AQN has a Directors' Deferred Share Unit Plan. Under the plan, non-employee directors of AQN receive all or any portion of their annual compensation in deferred share units (“DSUs”) and may elect to receive any portion of their remaining compensation in DSUs. During the nine months ended September 30, 2023, the Company issued 132,685 DSUs (including DSUs in lieu of dividends) to the non-employee directors of the Company. No DSUs were settled during the nine months ended September 30, 2023.
As at September 30, 2023, a total of 778,400 DSUs were outstanding under the Directors’ Deferred Share Unit Plan.
Bonus Deferral Restricted Share Units
The Company has a bonus deferral RSU program that is available to certain employees. The eligible employees have the option to receive a portion or all of their annual bonus payment in RSUs in lieu of cash. The RSUs provide for settlement in common shares, and therefore these RSUs are accounted for as equity awards. During the nine months ended September 30, 2023, the Company settled 52,379 bonus RSUs, of which 23,678 were exchanged for common shares issued from treasury and 28,701 RSUs were settled at their cash value as payment for tax withholdings related to the settlement of the RSUs. In addition, during the nine months ended September 30, 2023, 74,634 bonus deferral RSUs were granted (including RSUs in lieu of dividends) to employees of the Company pursuant to the bonus deferral RSU program. The RSUs are 100% vested.
Employee Share Purchase Plan
AQN has an Employee Share Purchase Plan (the “ESPP”) which allows eligible employees to use a portion of their earnings to purchase common shares of AQN. The aggregate number of common shares reserved for issuance from treasury by AQN under this plan shall not exceed 4,000,000 shares. During the nine months ended September 30, 2023, the Company issued 518,725 common shares to employees under the ESPP.
As at September 30, 2023, a total of 2,876,675 common shares had been issued under the ESPP.
RELATED PARTY TRANSACTIONS
Equity-method investments
The Company entered into a number of transactions with equity-method investees in 2023 and 2022 (see Note 13 in the unaudited interim consolidated financial statements).
The Company provides administrative and development services to its equity-method investees and is reimbursed for incurred costs. To that effect, the Company charged its equity-method investees1 $11.1 million and $53.1 million, respectively, during the three and nine months ended September 30, 2023, as compared to $11.0 million and $44.9 million, respectively, during the same periods in 2022. Additionally, one of the equity-method investees (Liberty Development JV Inc., the Company’s joint venture with funds managed by the Infrastructure and Power strategy of Ares Management, LLC for its non-regulated development platform) provides development services to the Company on specified projects, for which it earns a development fee upon reaching certain milestones. However, during the nine months ended September 30, 2023 and the nine months ended September 30, 2022, no such development fees were charged to the Company. See Note 13 in the unaudited interim consolidated financial statements.
On July 5, 2023, the Company provided a $35 million non-interest-bearing loan to Liberty Development JV Inc. The joint venture used these funds to return equity to its shareholders through which the Company received $17.5 million.
Redeemable non-controlling interest held by related party
Redeemable non-controlling interest held by related party represents a preference share in a consolidated subsidiary of the Company acquired by Liberty Development Energy Solutions B.V., a subsidiary of Liberty Development JV Inc. (see Note 13 in the unaudited interim consolidated financial statements). Redemption is not considered probable as at September 30, 2023. The preference share was used to finance a portion of the Company's investment in Atlantica. During the three and nine months ended September 30, 2023, the Company incurred non-controlling interest attributable to Liberty Development Energy Solutions B.V. of $6.8 million and $19.2 million, respectively, as compared to $4.5 million and $10.1 million, respectively, during the same period in 2022, and recorded distributions of $6.4 million and $18.7 million,
1 Primarily Liberty Development JV Inc. and its subsidiaries, Blue Hill Wind Energy Project Partnership and Red Lily Wind Energy Partnership.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	44

respectively, for the three and nine months ended September 30, 2023 as compared to $3.6 million and $9.0 million, respectively, during the same period in 2022 (see Note 13 in the unaudited interim consolidated financial statements).
Liberty Development Energy Solutions B.V. has a secured credit facility in the amount of $306.5 million maturing on January 26, 2024. It is collateralized through a pledge of Atlantica ordinary shares. A collateral shortfall would occur if the net obligation as defined in the agreement would equal or exceed 50% of the market value of such Atlantica shares, in which case the lenders would have the right to sell Atlantica shares to eliminate the collateral shortfall. The Liberty Development Energy Solutions B.V. secured credit facility is repayable on demand if Atlantica ceases to be a public company or if certain other events are announced or completed that could restrict AY Holdings’ ability to sell or transfer its Atlantica ordinary shares.
Non-controlling interest held by related party
Non-controlling interest held by related party represents interest in a consolidated subsidiary of the Company acquired by a subsidiary of Atlantica in May 2019 for $96.8 million and an interest in Algonquin (AY Holdco) B.V., a consolidated subsidiary of the Company, acquired by Liberty Development JV Inc. in November 2021 for $39.4 million. The interest was used to finance a portion of the Company's investment in the Amherst Island Wind Facility. During the three and nine months ended September 30, 2023, the Company recorded distributions of $0.5 million and $11.5 million, respectively, as compared to $3.1 million and $16.1 million, respectively, during the same period in 2022.
The above related party transactions have been recorded at the exchange amounts agreed to by the parties to the transactions.
ENTERPRISE RISK MANAGEMENT
The Corporation is subject to a number of risks and uncertainties, certain of which are described below. A risk is the possibility that an event might happen in the future that could have a negative effect on the financial condition, financial performance or business of the Corporation. The actual effect of any event on the Corporation’s business could be materially different from what is anticipated or described below. The description of risks below does not include all possible risks.
Led by the Chief Compliance and Risk Officer, the Corporation has an established enterprise risk management ("ERM") framework. The Corporation’s ERM framework follows the guidance of ISO 31000 and the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") Enterprise Risk Management - Integrated Framework (2013). The Corporation’s ERM Policy details the Corporation’s risk management processes and risk governance structure.
As part of the risk management process, risk registers have been developed across the organization through ongoing risk identification and risk assessment exercises facilitated by the Corporation’s internal ERM team. Key risks and associated mitigation strategies are reviewed by the executive-level Enterprise Risk Management Council and are presented to the Risk Committee of the Board periodically.
Identified risks are evaluated using a standardized risk scoring matrix to assess impact and likelihood. However, there can be no assurance that the Corporation's risk management activities will be successful in identifying, assessing, or mitigating the risks to which the Corporation is subject.
The risks discussed below are not intended as a complete list of all risks that AQN, its subsidiaries and affiliates are encountering or may encounter. Please see the Company's most recent AIF and Annual MD&A available on SEDAR+ and EDGAR for a further discussion of risk factors to which the Company is subject. To the extent of any inconsistency, the risks discussed below are intended to provide an update on those that were previously disclosed.
Treasury Risk Management
Capital Markets and Liquidity Risk
As at September 30, 2023, the Company had approximately $8,367.3 million of long-term consolidated indebtedness. Management of the Company believes, based on its current expectations as to the Company's future performance, that the cash flow from operations, the funds available under its credit facilities and from future asset recycling initiatives, and its ability to access capital markets will be adequate to enable the Company to finance its operations, execute its business strategy and maintain an adequate level of liquidity. However, the Company's expected revenue and capital expenditures are only estimates. Moreover, actual cash flows from operations will depend on regulatory, market and other conditions that are beyond the Company's control and which may be impacted by the risk factors herein. As a result, there can be no assurance that management’s expectations as to future performance will be realized.
The Company's ability to obtain additional debt or equity or issue other securities, on favourable terms or at all, may be adversely affected by negative perceptions of the Company, any adverse financial or operational performance, financial market disruptions, the failure or collapse of any financial institution, prevailing market views or perceptions, or other factors outside the Company's control. In addition, the Company may at times incur indebtedness in excess of its long-term

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	45

leverage targets, in advance of raising the additional equity or similar securities or executing on asset recycling strategies necessary to repay such indebtedness and maintain its long-term leverage target. Any increase in the Company’s leverage or degradation of key credit metrics below threshold levels could, among other things: limit the Company’s ability to obtain additional financing for working capital, investment in subsidiaries, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; restrict the Company’s flexibility and discretion to operate its business; limit the Company’s ability to declare dividends; require the Company to dedicate a portion of cash flows from operations to the payment of interest on its existing indebtedness, in which case such cash flows would not be available for other purposes; cause rating agencies to re-evaluate or downgrade the Company’s existing credit ratings; require the Company to post additional collateral security under some of its contracts and hedging arrangements; expose the Company to increased interest expense on borrowings at variable rates; limit the Company’s ability to adjust to changing market conditions; place the Company at a competitive disadvantage compared to its competitors; make the Company vulnerable to any downturn in general economic conditions; render the Company unable to make expenditures that are important to its future growth strategies and require the Company to pursue alternative funding strategies, which may include accelerated asset recycling initiatives.
The Company will need to refinance or reimburse amounts outstanding under the Company’s existing consolidated indebtedness over time. There can be no assurance the Company will be successful in refinancing its indebtedness when necessary or that additional financing will be obtained when needed, on commercially reasonable terms or at all. In the event that the Company cannot refinance its indebtedness or raise additional indebtedness on terms that are not less favourable than the current terms, the Company's cash flows, ability to declare dividends or repay its indebtedness may be adversely affected.
The Company's ability to meet its debt service requirements will depend on its ability to generate cash in the future, which depends on many factors, including the Company's financial performance, debt service obligations, the realization of the anticipated benefits of acquisition and investment activities, and working capital and capital expenditure requirements. In addition, the Company's ability to borrow funds in the future to make payments on outstanding debt will depend on the satisfaction of covenants in existing credit agreements and other agreements. A failure to comply with any covenants or obligations under the Company’s consolidated indebtedness could result in a default under one or more such instruments, which, if not cured or waived, could result in the termination of dividends by the Company and permit acceleration of the relevant indebtedness. There can be no assurance that, if such indebtedness were to be accelerated, the Company's assets would be sufficient to repay such indebtedness in full. There can also be no assurance that the Company will generate cash flow in amounts sufficient to pay its outstanding indebtedness or to fund the Company's liquidity needs.
Interest Rate Risk
The Company is exposed to interest rate risk due to the impact of increasing benchmark interest rates and credit spreads on certain outstanding variable interest indebtedness, as well as any new borrowings on existing and new credit facilities and other debt issuances. Fluctuations in interest rates may also impact the costs to obtain other forms of capital and the feasibility of planned growth initiatives.
In addition, for the Regulated Services Group, costs resulting from interest rate increases may not be recoverable in whole or in part, and “regulatory lag” may cause a time delay in the payment to the Regulated Services Group of any such costs that are recoverable. Rising interest rates may also negatively impact the economics of development projects, acquisitions and energy facilities, especially where project financing is being renewed or arranged.
As a result, fluctuations in interest rates, including the rate increases experienced in 2022 and 2023, could materially increase the Corporation’s financing costs, limit the Corporation’s options for financing, and adversely affect its results of operations, cash flows, key credit metrics, borrowing capacity and ability to implement its business strategy.
As at September 30, 2023, approximately 85% of debt outstanding in AQN and its subsidiaries was subject to a fixed rate of interest and as a result, such debt is not subject to significant interest rate risk in the short term time horizon.
Borrowings subject to variable interest rates can fluctuate significantly from month to month, quarter to quarter and year to year. AQN's target is to maintain a minimum of 85% fixed rate debt. As a result, the Company hedges the interest rate risk on its variable interest rate borrowings from time to time. On December 17, 2022, the Company entered into an interest rate cap agreement in the amount of $390 million for the period between January 15, 2023 and January 15, 2024. On September 29, 2023, the Company extended its interest rate cap agreement to June 17, 2024.
Based on amounts outstanding as at September 30, 2023, the impact to interest expense on variable rate loans from changes in interest rates are as follows:
•the Corporate Credit Facility is subject to a variable interest rate and had $622.0 million outstanding as at September 30, 2023. The Corporate Credit Facility has locked in $197.5 million of the variable rate until March 29, 2024 through an interest election request. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $4.2 million annually;

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	46

•the Long Term Regulated Services Credit Facility is subject to a variable interest rate and had $316.0 million outstanding as at September 30, 2023. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $3.2 million annually;
•the Short Term Regulated Services Credit Facility is subject to a variable interest rate and had no amounts outstanding as at September 30, 2023. As a result, a 100 basis point change in the variable rate charged would not impact interest expense;
•the Regulated Services Delayed Draw Term Facility is subject to a variable interest rate and had $610.4 million outstanding as at September 30, 2023. The Regulated Services Group has locked in the variable rate until April 27, 2024 through an interest election request. As a result, a 100 basis point change in the variable rate charged would not impact interest expense;
•the Bermuda Credit Facility is subject to a variable interest rate and had $75.0 million outstanding as at September 30, 2023. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.8 million annually;
•the Bermuda Working Capital Facility is subject to a variable interest rate and had $20.5 million outstanding as at September 30, 2023. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $0.2 million annually;
•the Regulated Services Group's commercial paper program is subject to a variable interest rate and had $368.2 million outstanding as at September 30, 2023. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $3.7 million annually;
•the Renewable Energy Credit Facility is subject to a variable interest rate and had $301.0 million outstanding as at September 30, 2023. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $3.0 million annually; and
•term facilities at Suralis that are subject to variable interest rates had $106.6 million outstanding as at September 30, 2023. As a result, a 100 basis point change in the variable rate charged would impact interest expense by $1.1 million annually.
Term facilities at BELCO are not subject to variable interest rates as the Company entered into the above noted interest swap agreements to hedge the risk associated with interest rate fluctuation. In addition, on January 13, 2022, the Company entered into a forward starting swap to fix the interest rate for the second five-year term of the U.S. Notes.
Tax Risk and Uncertainty
The Corporation is subject to income and other taxes primarily in the United States and Canada; however, it is also subject to income and other taxes in international jurisdictions, such as Chile and Bermuda. Changes in tax laws or interpretations thereof in the jurisdictions in which the Corporation does business could adversely affect the Company's results from operations, returns to shareholders, and cash flows. One or more taxing jurisdictions could seek to impose incremental or new taxes on the Company pursuant to one of the following or otherwise:
•The Inflation Reduction Act was signed into law in the United States on August 16, 2022. The legislation is inclusive of an extension and expansion of clean energy tax credits and a minimum tax. The minimum tax is not expected to be applicable to the Company in the near term; however, the Company cannot provide any assurance that it will not apply in the longer term.
•On April 19, 2021, the Canadian federal government delivered its 2021 budget which contained proposed measures related to limitations on interest deductibility and changes in relation to international taxation. Draft legislative proposals pertaining to interest deductibility were initially released for public comment on February 4, 2022, with revised legislative proposals subsequently released on November 3, 2022 and August 4, 2023. The proposed rules on interest deductibility are expected to be effective no earlier than January 1, 2024. On August 4, 2023, the Department of Finance released draft legislative proposals relating to the Global Minimum Tax Act that aims to align with the Organization for Economic Co-operation and Development’s (“OECD”) various initiatives on “Base Erosion and Profit Shifting”. The proposed rules and their application are complex and could have a material adverse impact on the Corporation's effective tax rate and financial results in future years if enacted as drafted.
•As a consequence of the OECD's various initiatives on “Base Erosion and Profit Shifting”, there has been increased focus by taxing authorities across the globe to pursue common international principles for the entitlement to taxation of global corporate profits and eliminate perceived tax advantages enjoyed by multinational enterprises. Certain components of the relevant legislation in the jurisdictions in which the Corporation operates or

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	47

has domiciled subsidiaries are expected to apply as of January 1, 2024. As the local legislation in the various jurisdictions is enacted and comes into effect, there is a risk that the Company's tax expense and/or cash taxes could materially increase or that the Company's interpretation of the new legislation may not align with that of the relevant tax authority’s interpretation. This could have a material adverse effect on the Corporation’s financial condition, results of operations, and cash flows in future periods.
The Corporation cannot provide assurance that the Canada Revenue Agency, the Internal Revenue Service or any other applicable taxation authority will agree with the tax positions taken by the Corporation, including with respect to claimed expenses and the cost amount of the Corporation’s depreciable properties. A successful challenge by an applicable taxation authority regarding such tax positions could adversely affect the results of operations and financial position of the Corporation.
Development by the Corporation of renewable power generation facilities in the United States depends in part on federal tax credits and other tax incentives. The Inflation Reduction Act has extended and expanded certain energy credits, providing greater certainty regarding the availability of these credits on a going forward basis. However, the rules governing these tax credits still include technical requirements for credit eligibility. If the Corporation is unable to complete construction on current or planned projects within certain deadlines or satisfy certain new requirements relating to prevailing wage and apprenticeship requirements, the reduced incentives may be insufficient to support continued development or may result in substantially reduced financial benefits from facilities that are completed. In addition, the Corporation has entered into certain tax equity financing transactions with financial partners for certain of its renewable power facilities in the United States, under which allocations of future cash flows to the Corporation from the applicable facility could be adversely affected in the event that there are changes in U.S. tax laws that apply to facilities previously placed in service.
OPERATIONAL RISK MANAGEMENT
Risks Relating to the Planned Sale of the Company's Renewable Energy Business
As announced on August 10, 2023, the Company is pursuing a sale of its renewable energy business. There can be no assurance about the outcome of this sale process, the specific assets that will be sold (if any), that any specific transaction will be identified or consummated, or that any such transaction will achieve any expected results and benefits. Divesting any or all of these assets involves a number of risks and uncertainties, including complexities involved in separating the assets being sold from the assets the Company will retain, the need to obtain regulatory approvals and other third-party consents, which could, among other things, disrupt customer and supplier relationships, and the fact that the Company may be subject to additional tax obligations or loss of certain tax benefits. If the Company disposes of all or a portion of its renewable energy business, it may not be able to successfully cause a buyer to assume the liabilities related to such assets or, even if such liabilities are assumed, the Company may have difficulties enforcing its rights, contractual or otherwise, against the buyer. The Company may retain exposure related to divested assets on financial or performance guarantees and other contractual, employment, pension and severance obligations, and potential liabilities that may arise under law because of the disposition or the subsequent breaches of obligations or duties by the buyer. Unanticipated developments could delay, prevent or otherwise adversely affect the planned sale, including but not limited to market conditions or delays in obtaining necessary counterparty approvals, regulatory approvals or clearances. In addition, whether or not any specific transaction is identified, pursued and/or consummated, the process could cause disruptions in the business of the Company by diverting the attention of the Board and management and diverting other resources (including costs) towards such process and the preparation of the Company to pursue and consummate a transaction. The process could also impact the Company’s relationships with employees, including by increasing employee departures and turnover, could give rise to disputes with potential buyers and could result in accounting changes, restructuring and other disposition charges, as well as potential impairment charges or losses. The sale of any or all of the assets comprising its renewable energy business could negatively impact the Company’s profitability, financial results and dividends because of losses that may result from such a sale, the loss of revenues or a decrease in cash flows or cash available for distribution. In addition, the pursuit of a sale of the renewable energy business could result in one or more credit rating downgrades of APCo. Following a sale of any or all of the assets comprising its renewable energy business, the Company would also have less diversity in the asset mix of its business and in the markets it serves. Any or all of these risks could impact the Company’s financial results and business reputation.
Inflation Risk
AQN's profitability could be impacted by inflation increases above long-term averages. The Regulated Services Group’s facilities are subject to rate setting by its regulatory agencies. The time between the incurrence of costs and the granting of the rates to recover those costs by regulatory agencies is known as regulatory lag. As a result of regulatory lag, inflationary effects and timing delays may impact the ability to recover expenses and/or capital costs, and profitability could be impacted. In the event of significant inflation, the impact of regulatory lag on the Company would be increased. In order to

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	48

mitigate this exposure, the Regulated Services Group seeks to obtain approval for regulatory constructs in the states in which it operates to allow for timely recovery of operating expenses and capital costs.
The Renewable Energy Group's assets are subject to long term PPAs and other offtake agreements, most of which are not indexed to inflation and could experience declines in profitability if operating costs increase at a rate greater than the offtake price.
Development and construction projects could experience a decrease in expected returns as a result of increased costs. To mitigate the risk of inflation the Company attempts to enter into fixed price construction agreements and fixed price offtake agreements.
Tariff Risk
Changes in tariffs or duties, such as antidumping and countervailing duty rates related to the U.S. Department of Commerce's investigation into an antidumping and countervailing duties circumvention claim on solar cells and panels supplied from Malaysia, Vietnam, Thailand and Cambodia, may adversely affect the capital expenditures required to develop or construct the Corporation’s projects, as well as the timing for completion, or viability, of such projects. In the U.S., tariffs have been imposed in recent years on imports of solar panels, aluminum and steel, among other goods and raw materials. These occurrences may have adverse impacts to the Corporation, as the buyer of goods, which could adversely affect the Corporation’s expected returns, results of operations and cash flows.
Litigation Risks and Other Contingencies
AQN and certain of its subsidiaries are involved in various litigation, claims and other legal and regulatory proceedings that arise from time to time in the ordinary course of business. Any accruals for contingencies related to these items are recorded in the financial statements at the time it is concluded that a material financial loss is likely and the related liability is estimable. Anticipated recoveries under existing insurance policies are recorded when reasonably assured of recovery.
Mountain View Fire
On November 17, 2020, a wildfire now known as the Mountain View Fire occurred in the territory of Liberty Utilities (CalPeco Electric) LLC ("Liberty CalPeco"). The cause of the fire remains under investigation, and CAL FIRE has not yet released its final report. There are currently 18 active lawsuits that name certain subsidiaries of the Company as defendants in connection with the Mountain View Fire, as well as one non-litigation claim brought by the U.S. Department of Agriculture seeking reimbursement for alleged fire suppression costs. Twelve lawsuits are brought by groups of individual plaintiffs alleging causes of action including negligence, inverse condemnation, nuisance, trespass, and violations of Cal. Pub. Util. Code 2106 and Cal. Health and Safety Code 13007 (one of these 12 lawsuits also alleges the wrongful death of an individual and various subrogation claims on behalf of insurance companies). In another lawsuit, County of Mono, Antelope Valley Fire Protection District, and Bridgeport Indian Colony allege similar causes of action and seek damages for fire suppression costs, law enforcement costs, property and infrastructure damage, and other costs. In five other lawsuits, insurance companies allege inverse condemnation and negligence and seek recovery of amounts paid and to be paid to their insureds. The likelihood of success in these lawsuits cannot be reasonably predicted. Liberty CalPeco intends to vigorously defend them. The Company has wildfire liability insurance that is expected to apply up to applicable policy limits.
Apple Valley Condemnation Proceedings
On January 7, 2016, the Town of Apple Valley filed a lawsuit seeking to condemn the utility assets of Liberty Utilities (Apple Valley Ranchos Water) Corp. (“Liberty Apple Valley”). On May 7, 2021, the Court issued a Tentative Statement of Decision denying the Town of Apple Valley’s attempt to take the Apple Valley water system by eminent domain. The ruling confirmed that Liberty Apple Valley’s continued ownership and operation of the water system is in the best interest of the community. On October 14, 2021, the Court issued the Final Statement of Decision. The Court signed and entered an Order of Dismissal and Judgment on November 12, 2021. On January 7, 2022, the Town filed a notice of appeal of the judgment entered by the Court. On August 2, 2022, the Court issued a ruling awarding Liberty Apple Valley approximately $13.2 million in attorney’s fees and litigation costs. The Town filed a notice of appeal of the fee award on August 22, 2022. The Town’s appeal of the condemnation judgment and fee award have been consolidated into one appellate docket, which is proceeding before the Court of Appeals.
Technology Infrastructure Implementation Risk
The Company relies upon various information and operational technology infrastructure systems to carry out its business processes and operations. This subjects the Company to inherent costs and risks associated with maintaining, upgrading, replacing and changing information and operational technology systems. This includes impairment of its technology systems, potential disruption of operations, business process and internal control systems, substantial capital expenditures, demands on management time and other risks of delays, and difficulties in upgrading, transitioning and integrating technology systems.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	49

AQN and certain of its subsidiaries are in the process of updating their technology infrastructure systems through the implementation of an integrated customer solution platform, which includes customer billing, enterprise resource planning systems and asset management systems. The implementation of these systems is being managed by a dedicated team. Following pilot implementations, deployment began in 2022 and is expected to occur in a phased approach across the enterprise through 2024. The implementation of such technology systems requires the investment of significant financial and human resources. Disruptions, delays or deficiencies in the design, implementation, or operation of these technology systems or integration of these systems with other existing information technology or operations technology could: adversely affect the Company’s operations, including its ability to monitor its business, pay its suppliers, bill its customers, and report financial information accurately and on a timely basis; lead to higher than expected costs; lead to increased regulatory scrutiny or adverse regulatory consequences; or result in the failure to achieve the expected benefits. As a result, the Company’s operations, financial condition, cash flows and results of operations could be adversely affected.
QUARTERLY FINANCIAL INFORMATION
The following is a summary of unaudited quarterly financial information for the eight quarters ended September 30, 2023:

(all dollar amounts in $ millions except per share information)	4th Quarter 2022	1st Quarter 2023	2nd Quarter 2023	3rd Quarter 2023
Revenue	$748.0	$778.6	$627.9	$624.7
Net earnings (loss) attributable to shareholders	(74.4)	270.1	(253.2)	(174.5)
Net earnings (loss) per share	(0.11)	0.39	(0.37)	(0.26)
Diluted net earnings (loss) per share	(0.11)	0.39	(0.37)	(0.26)
Adjusted Net Earnings[1]	151.0	119.9	56.2	79.3
Adjusted Net Earnings per common share[1]	0.22	0.17	0.08	0.11
Adjusted EBITDA[1]	358.3	341.0	277.7	281.3
Total assets	17,627.6	17,927.1	17,968.7	17,982.8
Long term debt[2]	7,512.3	7,849.2	8,083.4	8,367.3
Dividend declared per common share	$0.18	$0.11	$0.11	$0.11

	4th Quarter 2021	1st Quarter 2022	2nd Quarter 2022	3rd Quarter 2022
Revenue	$592.0	$733.2	$619.4	$664.4
Net earnings (loss) attributable to shareholders	175.6	91.0	(33.4)	(195.2)
Net earnings (loss) per share	0.27	0.13	(0.05)	(0.29)
Diluted net earnings (loss) per share	0.26	0.13	(0.05)	(0.29)
Adjusted Net Earnings[1]	137.0	141.2	109.6	73.5
Adjusted Net Earnings per common share[1]	0.21	0.21	0.16	0.11
Adjusted EBITDA[1]	298.3	330.5	289.2	276.1
Total assets	16,797.5	17,669.9	17,737.9	17,653.3
Long term debt[2]	6,211.7	7,191.6	7,455.4	7,705.1
Dividend declared per common share	$0.17	$0.17	$0.18	$0.18

1	See Caution Concerning Non-GAAP Measures.
2	Includes current portion of long-term debt, long-term debt and convertible debentures.
The quarterly results are impacted by various factors including seasonal fluctuations and acquisitions of facilities as noted in this MD&A.
Quarterly revenues have fluctuated between $592.0 million and $778.6 million over the prior two year period. A number of factors impact quarterly results including acquisitions, seasonal fluctuations, and winter and summer rates built into the PPAs. In addition, a factor impacting revenues year over year is the fluctuation in the strength of the Canadian dollar relative to the U.S. dollar which can result in significant changes in reported revenue from Canadian operations.
Quarterly net earnings attributable to shareholders have fluctuated between a loss of $253.2 million and earnings of $270.1 million over the prior two year period. Earnings have been significantly impacted by non-cash factors such as deferred tax recovery and expense, impairment of intangibles, property, plant and equipment and mark-to-market gains and losses on financial instruments.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	50

DISCLOSURE CONTROLS AND PROCEDURES
AQN's management carried out an evaluation as of September 30, 2023, under the supervision of and with the participation of AQN’s Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of the design and operations of AQN’s disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15 (e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, the CEO and the CFO have concluded that as of September 30, 2023, AQN’s disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed by AQN in reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in rules and forms of the U.S. Securities and Exchange Commission, and is accumulated and communicated to management, including the CEO and CFO, as appropriate, to allow timely decisions regarding required disclosure.
Management Report on Internal Controls over Financial Reporting
Management, including the CEO and the CFO, is responsible for establishing and maintaining internal control over financial reporting. Management, as at the end of the period covered by this interim filing, designed internal controls over financial reporting to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP. The control framework management used to design the Company's internal control over financial reporting is that established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Changes in Internal Controls over Financial Reporting
For the nine months ended September 30, 2023, there has been no change in the Company’s internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.
Inherent Limitations on Effectiveness of Controls
Due to its inherent limitations, disclosure controls and procedures or internal control over financial reporting may not prevent or detect all misstatements based on error or fraud. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may change.
CRITICAL ACCOUNTING ESTIMATES AND POLICIES
AQN prepared its unaudited interim consolidated financial statements in accordance with U.S. GAAP. The preparation of the unaudited interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, and disclosure of contingent assets and liabilities. Significant areas requiring the use of management judgment relate to the scope of consolidated entities, useful lives and recoverability of depreciable assets, the measurement of deferred taxes and the recoverability of deferred tax assets, rate-regulation, unbilled revenue, pension and post-employment benefits, fair value of derivatives and fair value of assets and liabilities acquired in a business combination. Actual results may differ from these estimates.
AQN’s significant accounting policies and new accounting standards are discussed in Notes 1 and 2, respectively, in the Company's unaudited interim consolidated financial statements.

Algonquin Power & Utilities Corp. - Management Discussion & Analysis	51